UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in General Meetings
Ordinary General Meeting
Date: April 29, 2016
Time: 4 p.m.

Santander

Index

1. Message from the Chairman of the Board of Directors	3
2. CALL NOTICE	4
3. PARTICIPATION OF THE SHAREHOLDERS IN THE OGM	5
3.1. REPRESENTATION BY ATTORNEY-IN-FACT	5
4. MATTERS TO BE RESOLVED IN THE OGM	6
4.1. To TAKE the management accounts, exam, discuss and vote the Company s
Financial Statements related to the fiscal year ended on December 31, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors opinion and the Audit Committee Report	6
4.2. DECIDE on the fiscal year 2015 net profit allocation and the distribution of dividends
4.3. To FIX the annual overall compensation of the Company´s management and members of Audit Committee	8
EXHIBIT I COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL	10
CONDITION OF THE COMPANY	12
EXHIBIT II - MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR	80
EXHIBIT III (Pursuant to item II of Article 12 to CVM Instruction 481)	87
EXHIBIT IV Related Documents and Links	133

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Ordinary General Meeting (“OGM”) of Santander Brasil, called for April 29, 2016 at 4 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine –Vila Olímpia - São Paulo – State of São Paulo.

This Manual for Participation in General Meetings (“Manual”), an example of a sustainable relationship practice with you, our shareholder, aims to assist you on the comprehension of the presented matters, for the taking of decisions, anticipating relevant clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

(I) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(II) To DECIDE on the destination of the net profit of the fiscal year of 2015 and the distribution of dividends; e

(III) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

In order to facilitate your analysis and appreciation of the matters to be resolved in the OGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

Please read this carefully. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Jesús Maria Zabalza Lotina

Chairman of the Board of Directors

2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (Office Gazette of the State of São Paulo) and Valor Econômico, in editions of March 30th and 31st and April 1st, 2016]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE – ORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary General Meeting to be held on April 29, 2016, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 2.041 and 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(I) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(II) To DECIDE on the destination of the net profit of the fiscal year of 2015 and the distribution of dividends; e

(III) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

General Instructions:

1. The shareholders or their legal representatives should attend the OGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the OGM, a power of attorney granted as set forth in the law; and

2. Further information on the proposals to be analyzed at the OGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo/SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.ri.santander.com.br – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro nº 111, 5º andar, Centro de Consultas, Rio de Janeiro/RJ or at Rua Cincinato Braga nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo/SP, and its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br).

São Paulo, March 29, 2016 – Jesús Maria Zabalza Lotina - Chairman of the Board of Directors.

3. Participation of the Shareholders in the OGM

The shareholders of Santander Brasil may attend the OGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders to attend the OGM:

Individual	Identity document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by attorney-in-fact

The shareholder may be represented at the OGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law , the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent their quota holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company up to the time schedule for the OGM.

However, in order to facilitate the access of the shareholders to attend the OGM, we recommend to delivery these documents at least seventy-two (72) hours prior to the opening of the OGM.

For the documents sent by email, the originals or certified copies must be delivered at the Company’s headquarters on the day of the OGM.

The documents must be delivered at the Company’ head offices, at Av. Presidente Juscelino Kubitschek, 2041, 9th floor, Building A – Vila Olimpia - São Paulo – State of São Paulo – Corporate Legal Department, telephones +55 11 3553-5438 and +55 11 3553-5436, email: juridsocietario@santander.com.br.

 1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

 2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be resolved in the OGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OGM.

Pursuant to Article 132 of the Brazilian Corporate Law and Article 6 of the Company’s Bylaws, the Ordinary General meeting shall be held until April 30th of each year.

According to the Call Notice made available to the shareholders, our OGM shall take resolutions regarding the following matters of the Agenda:

4.1. To TAKE the management accounts, exam, discuss and vote the Company’s Financial Statements related to the fiscal year ended on December 31, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by the management are:

  Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  Comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  Copy of the Financial Statements and Explanatory Notes;
  Opinion of the Independent Auditors;
  Summary of the report of the Audit Committee; and
  Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on January 27th, 2016, and for the consolidated financial statements of the Company in accordance with IFRS to be turned available on February 29th, 2015. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit I of this Manual.

The management accounts are presented by the Executive Board in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the OGM, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

 i.             Consolidated Balance Sheet;

ii.             Consolidated Statement of Income for the Fiscal Year;

iii.             Consolidated Statement of Revenues and Expenses;

iv.             Consolidated Statement of Stockholders’ Equity;

v.             Consolidated Statement of Cash Flows; and

vi.             Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  The principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  The investments in other companies, when relevant;
  The increase of the value of elements of assets resulting from new valuations;
  The real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  The interest rates, the dates of maturity and the guarantees for long-term liabilities;
  The number, kinds and classes of the shares of capital stock;
  The share purchase options granted and exercised in the fiscal year;
  The adjustments to previous fiscal years’ equity;
  The events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must analyze in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2015, the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group and recommended their approval by the Board of Directors.

The Financial Statements have December 31st, 2015 as their base date and relate to the fiscal year ended on that date.

On January 26th, 2016 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the BRGAAP criterion, and that they will be forwarded for approval by the shareholders of the Company, according to the applicable legislation.

The Financial Statements of the Company, elaborated by the IFRS criterion were subject to approval by the Board of Directors of the Company on February 26th, 2015.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Brazilian Corporate Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the COSIF model and other applicable regulations and legislation. The Financial Statements and the documents that compose them, prepared by the IFRS criterion, were prepared according with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations of the Interpretations Committee of the IFRS (current designation of the IFRIC). In this sense, the management recommends their approval without restrictions.

4.2. DECIDE on the fiscal year 2015 net profit allocation and the distribution of dividends

(a) Net Profit Allocation

The board presents a proposal for the fiscal year 2015 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in Exhibit II to this Manual. We recommend the careful reading of said Annex.

Net profit corresponds to the result recorded in the fiscal year, after deductions of accumulated losses, provision for income tax and statutory profits of employees and administrators, if applicable.

The net profit of the Company in the fiscal year 2015 was BRL         6,982,897,836.65 (six billion, nine hundred and eighty-two million, eight hundred and ninety-seven thousand and eight hundred and thirty-six reais and sixty-five cents).

The allocation of the net profit consists in determining the net profit installments: (i) which will be appropriated to legal and statutory profit reserves, (ii) which will be distributed as dividends, or (iii) retained.

The board shall submit to the General Meeting a proposal for allocation to be given to the net profit of the fiscal year, which shall observe the provisions in the Corporations Law and in Article 36 of the Company's Bylaws:

  5% (five percent), at least, to the legal reserve, until reaching 20% (twenty percent) of the share capital. In the fiscal year in which the legal reserve balance, added to capital reserve amounts, exceeds 30% (thirty percent) of the share capital, the allocation of part of the fiscal year's net profit to the legal reserve will not be mandatory;

  25% (twenty-five percent) of the annual net income adjusted pursuant to Article 202 of Corporations Law for the payment of mandatory minimum dividends to shareholders;

  The remaining balance, if there is any, may (a) be allocated to the Reserve for Dividend Equalization, which will be limited to 50% (fifty percent) of the share capital and its purpose will be to ensure resources for the payment of dividends, including as interest on own capital, or interim, in order to maintain the flow of remuneration to shareholders, and, upon reaching that limit, the ordinary general meeting shall be responsible for deciding on the balance, either proceeding its distribution to shareholders or to the increase of share capital, or (b) be retained in order to meet capital investment requirements set forth in the Company's general budget submitted by the board to approval by the general meeting and revised annually by said meeting when having a duration of more than one fiscal year.

The Reserve balance for Dividend Equalization, added to the balances of other profit reserves, upon implementing unrealized profit reserves and contingency reserves, may not exceed the value of the share capital. Once this maximum limit is reached, the general meeting may decide on the application of the excess in the payment or increase of the share capital, or in the distribution of dividends.

The profits not allocated in the terms above must be distributed as dividends, according to paragraph 6 of article 202 of Corporations Law.

On the basis of the above, the board proposes the following allocation for the fiscal year 2015 net profit:

1.    The value of BRL 349,234,941.01 to the Legal Reserve account;

2.    The value of BRL 6,200,000,000.00, as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 27, September 9 and December 30, 2015, of which BRL 1,400,000,000.00 are in the form of interest on own capital charged to the value of the mandatory minimum dividends and BRL 4,800,000,000.00 in the form of interim dividends; and

3.    The balance of the remaining net profit after the distributions above, to the value of BRL 433,662,895.64, for the Dividend Equalization Reserve account, pursuant to article 36, item III-a of the Company's Bylaws.

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

Dividend is the amount distributed to shareholders of a company, in cash, in proportion to the quantity of shares held resulting from the profits obtained by a company in the current fiscal year or in past fiscal years. Participation in the share profits is an essential right of the shareholder, as provided for in Art. 109 of Corporations Law.

What is mandatory dividend?

Mandatory dividend, as provided for in Art. 202 of Corporations Law, corresponds to a share of the net profit which the company cannot fail to distribute to its shareholders, consisting of a commitment to a minimum distribution. In Santander Brazil, the amount related to the mandatory dividend may not be less than 25% (twenty-five percent) of the annual net profit in adjusted pursuant to Article 202 of Corporations Law.

The Company may only pay dividends to the net profit account of the fiscal year, to the accumulated profits and the profit reserve accounts, with the exception of the legal reserve.

As better detailed in Exhibit II of this Manual, the board has approved the distribution to shareholders in the overall amount of BRL 6,200,000,000.00 as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 27, September 9 and December 30, 2015, of which BRL 1,400,000,000.00 are in the form of interest on own capital charged to the value of the mandatory minimum dividends and BRL 4,800,000,000.00 in the form of intercalary dividends. These values correspond to 93.46% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

4.3. To FIX the annual overall compensation of the Company´s management and members of Audit Committee

The management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

In 2015, the Ordinary General Meeting, held on April 30, approved a total annual remuneration for the managers of the Company, in an amount of up to R$300,000,000.00 (three hundred million Brazilian Reais) for the 2015 financial year, and for the Audit Committee in an amount of R$3,000,000.00 (three million Brazilian Reais) for the twelve-month period from January 1st, 2015. Effectively, for the period from January to December, 2015 it was paid to the Company’s administrative officers the amount of R$ 215,637,316.00 (two hundred and fifteen million, six hundred and thirty seven thousand, three hundred and sixteen Brazilian Reais), being acknowledged that such amount does not include social security duties.

For the period from January to December, 2016, the amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) is of up to three hundred million Reais (R$300,000,000.00), covering fixed remuneration, variable remuneration and the portion that is based on shares.

The administrative officers’ global remuneration amount proposed is the same of the cap amount approved for the period from January to December, 2015, without considering the social security duties, which the estimative for the period from January to December 2015 is to reach the amount of R$ 41,940,000.00 (forty one million and nine hundred and forty thousand Brazilian Reais).

According to Article 17, item IV of the By-Laws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the shareholders’ meeting.

Also, according to Article 6, Paragraph Three of the Bylaws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2016 is of R$3,000,000.00 (three million Brazilian Reais).

EXHIBIT I – COMMENTS OF THE ADMINISTRATIVE OFFICERS TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to item III of Article 9 of Normative Instruction CVM 481)

10 of Exhibit 24 of Normative Instruction CVM 480 – Reference Form

10.1 General financial and equity conditions

10.1 Officers should comment on:

a. General financial and equity conditions:

We are a leading full-service bank in Brazil. According to the Brazilian Central Bank, we are the 3rd largest private bank in Brazil in terms of assets, with a 8,5% market share, as of September, 2015, last  available information, and the largest bank in Brazil controlled by an international financial group(1). Our operations are present in all Brazilian regions, strategically positioned in the South and Southeast, an area that accounted for approximately 72% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank(2).

(1) According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil in accordance with Brazilian GAAP (September  2015).

(2) According to the Brazilian Central Bank’s Estban report (“Estatistica Bancária por Município”) in accordance with Brazilian GAAP.

2015

The Brazilian economy contracted 3.8% in 2015, the worst annual performance of the last 25 years. The realignment of important prices (exchange and interest rates and some regulated prices), added to the decline in international commodity prices and to the local uncertainties, stand out as the main drivers of the recession. The shrinkage of the economy was widespread, reaching both investments (-14%) and household consumption (-4%), and impacting industry (-6.2%) and services (-2.7%). The positive highlight of the year was the 1.8% advance in agriculture and livestock production and the good performance of net exports, which prevented an even deeper contraction in GDP.

The Brazilian currency has undergone a major realignment, driven to a large extent by international trends – such as the aforementioned decline in commodity prices and the prospects of tighter monetary policy in US. The exchange rate jumped from R$ 2.66/US$ at end-2014 to R$ 3.90/US$ by the end of 2015. The significant depreciation of the BRL contributed decisively for the fast adjustment in the balance of payments: the 25% drop in imports more than offset the 15% contraction in exports, leading to a trade surplus of US$ 17.7 billion (from a US$ 6.6 billion deficit in 2014). Such reversion in trade balance nearly halved the current account deficit to US$ 59 billion (from US$ 104 billion in the previous year). Net foreign direct investment, which reached US$ 75 billion, was more than sufficient to cover for such deficit.

Inflation (as measured by consumer price index, IPCA) increased in 2015, closing the year at 10.7% year-over-year, way above the 4.5% targeted by the Brazilian Central Bank (tolerance band of plus or minus 2 percentage points). A relevant part of such inflation was a consequence of the realignment in regulated prices and exchange rate, but other components – such as services inflation – also exerted inflationary pressure, illustrating some resilience in inflation despite the ongoing recession and the monetary tightening in place. The target overnight rate (Selic) was raised from 11.75% pa at end-2014 to 14.25% per yar by the end of 2015, the highest rate seen since mid-2006. The monetary tightening contributed to the deceleration in credit: outstanding credit from the banking system expanded by a mere 6.6%, below inflation, reflecting a 3% contraction in the pace of new loans.

Fiscal policy remained as a source of uncertainty for investors. After recording a 0.6% of GDP primary deficit in 2014, the public sector presented an even wider deficit in 2015 (-1.9% of GDP), due to the lower tax collection and the difficulties in implementing expenditure cuts. Once interest payments on public debt (particularly inflated, this year, by the effect of the weaker BRL on dollar-linked instruments) are accounted for, the fiscal deficit reaches 10.3% of GDP, the highest since 1999. Net public sector debt rose from 33.1% of GDP to 36% of GDP between end-2014 and end-2015, whereas gross general government debt soared from 57.2% of 66.2% of GDP in the same period.

For the year ended December 31, 2015, we reported a consolidated profit for the year of R$6.6 billion, an increase of 15.7% over 2014. Total assets for the year ended December 31, 2015 reached R$ 605,394 million, an increase of 16.4% over 2014. Total stockholders’ equity reached R$79,835 million and the adjusted return on average stockholders’ equity was 18.5% in 2015.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 15.7% as of December 31, 2015.

On December 31, 2015, our credit portfolio grew 7.3% and reached R$267,266 million compared to R$ 249,111 million in December 31, 2014.

The follow table shows a managerial break down of our credit portfolio by client category at the dates indicated:

The total borrowings at December 31, 2015 was R$ 425,209 million, an increase of 15.3% compared to R$ 368,740 million at December 31, 2014.

b.        Capital structure

On December 31st, 2015, our capital stock is R$57,000 million, fully paid-in and divided into 7.563.082.417 shares, all nominative, in book-entry form and without par value.

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9.090.909.090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) new shares, being settled that the total number of preferred shares cannot exceed 50% of the total amount of shres being traded. Any increase in capital in excess of this limit will require the approval of stockholders.

In relation to regulatory capital (BIS ratio) maintain a comfortable level of 15.7% and likewise in relation to the Main Capital level (13.0%), even after the "Optimization Plan of Capital Structure".

Below the liability structure of the last 3 fiscal years. Banco Santander has a composition between own and third capital considered adequate as its capital management strategy and liquidity.

Indebtness level according to the following form: third parties capital / total assets x 100, is 87.

Equity Ownership

The table below shows the direct equity ownership (common shares and preferred shares) as of December 31, 2015:

Regulatory Capital - Basel Index

The financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudential.

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714  of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

c. ability to pay in relation to financial commitments assumed

The Executive Board believes that the Company has financial and equity conditions sufficiently suitable for the payment of its commitments.

The management of the payment ability of the Company is made dynamically by implementing limits and control models, approved and monitored by the Finance Committee, which operates in accordance with the guidelines and procedures established by Santander Spain Group and the Brazilian Central Bank. The control and management of payments ability are made through the analysis of positions of cash flow, structural liquidity and simulations of potential losses of funds in stress scenarios. It also devised a plan for funding requirements that takes into consideration the best structuring of funding sources to achieve diversification in terms of salaries, instruments and markets, in addition to contingency plans. These controls, added to maintaining a margin of minimum liquidity, assure sufficient resources to meet customer deposits and other liabilities, lending and financing to customers, meeting its own needs for working capital and investment, and coping with possible risks related to liquidity crises.

Santander Brasil actively manages the risks inherent to the activity of the commercial bank, such as structural risks of interest rates, liquidity and exchange rates. The goal of financial management is to make the net interest income from trading activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management also assesses the structural interest rate risks derived from differences between the maturity dates, and review of assets and liabilities in each currency that Santander Brasil operates.

The following table shows the gaps between pricing dates of financial assets and liabilities with different maturity dates, as of December 31, 2015 (liquidity position):

							2013
							In thousands of R$
	At Sight	Up to 3 months	30 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
Assets:
Cash and balance with the Central Bank of Brazil	38.921	11.778	1.015	-	-	-	51.714
Debt instruments	-	2.754	6.310	21.340	22.820	14.680	67.904
Equity instruments	3.000	-	-	-	-	-	3.000
Loans and other amounts with credit entities	7.491	28.071	478	1.073	1.492	7.438	46.043
Loans and advances to customers, gross amount	9.039	62.080	58.200	54.892	13.728	14.796	212.734
Total	58.450	104.684	66.003	77.305	38.039	36.914	381.395

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit entities (1)	324	9.668	14.162	7.027	1.566	1.285	34.032
Deposits of customers (1)	49.261	49.288	26.569	59.896	14.907	234	200.156
Liabilities for bonds and securities (1)	-	13.057	21.314	25.335	5.393	202	65.301
Subordinated debt	-	509	1.861	6.233	303	-	8.906
Other financial liabilities	128	20.242	448	28	145	315	21.306
Total	49.714	92.764	64.355	98.518	22.313	2.037	329.701

(1) Includes obligations that may be anticipated, as follows: demand deposits and term repurchase agreements with clients, LCI and LCA.

The following table show the assets and liabilities by national and foreign currency, on December 31, 2015, 2014, and 2013 (currency position):

Millions of Real	National Currency	Foreign Currency	2015 Total	2014	2013
Assets:					
Cash and reserves with the Central Bank	88,909	234	89,143	55,904	51,714
Debt instruments	109,837	5,877	115,714	120,711	67,904
Equity instruments	2,141	-	2,141	2,948	3,000
Loans and other securities with credit institutions	18,631	23,970	42,601	29,060	46,212
Loans and advances to clients, gross	264,491	2,775	267,266	249,111	226,206
	484,009	**32,857**	**516,866**	**457,734**	**395,036**
Total					
Liabilities:					
Financial liabilities at amortized cost:					
Deposit from the Central Bank and credit institutions	33,056	36,395	69,451	63,674	34,032
Deposits from clients	232,344	10,699	243,043	220,644	200,156
Obligations for bonds and securities	82,507	12,151	94,658	70,355	65,301
Subordinated debts	8,097	-	8,097	7,294	8,906
Other financial liabilities	32,073	-	32,073	23,446	21,306
Total	**388,077**	**59,246**	**447,323**	**385,413**	**329,701**
Difference (assets and liabilities)	**95,932**	**-26,389**	**69,544**	**72,321**	**65,335**

(*)Not including derivative financial instruments.

Information related to sensitivity analysis of trading and banking portfolios generated by corporate systems of risk management is available in subsections 10.2 (b) and (c).

d.  Sources of funding for working capital and for investments in non-current assets

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2015	2014	2013
	(in millions of R$)
Customer deposits	243,043	220,644	200,156
Current accounts	15,580	15,507	15,585
Savings accounts	35,985	37,939	33,589
Time deposits	89,986	91,552	81,351
Repurchase agreements	101,492	75,645	69,631
Backed operations with Private Securities(1)	61,174	46,699	41,852
Backed operations with Public Securities(1)	40,318	28,946	27,779
Deposits from the Brazilian Central Bank and credit institutions	69,451	63,674	34,032
Demand deposits	145	162	251
Time deposits	55,795	42,045	30,510
Repurchase agreements	13,512	21,468	3,271
Backed operations with Private Securities(1)	85	961	373
Backed operations with Public Securities(1)	13,427	20,507	2,898
Total deposits	312,494	284,318	234,188
Marketable debt securities	94,658	70,355	65,301
Agribusiness Credit Notes	2,097	1,903	1,682
Treasury Bills	55,301	33,998	28,222
Real Estate Credit Notes	23,795	22,669	17,077
Securities issued abroad	13,465	11,785	18,319
Debt Instruments Eligible to Compose Capital	9,959	6,773	—
Subordinated liabilities	8,097	7,294	8,906
Total Funding	425,209	368,740	308,395

(1)  Refers primarily to repurchase agreements backed by debentures of own issue.

Deposits

Customer Deposits

Our balance of customer deposits was R$ 243.0 billion on December 31, 2015, R$220.6 billion on December 31, 2014, and R$200.2 billion on December 31, 2013, representing 57.2%, 59.8% and 64.9% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$15.6 billion on December 31, 2015, R$15.5 billion on December 31, 2014 and R$15.6 billion on December 31, 2013, representing 5.0%, 5.5%, and 6.7% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$36.0 billion on December 31, 2015, R$37.9 billion on December 31, 2014 and R$33.6 billion on December 31, 2013, representing 11.5%, 13.3% and 14.3% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$ 90.0 billion on December 31, 2015, R$ 91.6 billion on December 31, 2014 and R$ 81.4 billion on December 31, 2013, representing 28.8%, 32.2% and 34.7% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$ 101.5 billion on December 31, 2015 from R$ 75.6 billion on December 31, 2014 and R$ 69.6 billion on December 31, 2013, representing 32.5%, 26.6% and 29.7% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$ 69.4 billion on December 31, 2015, R$ 63.7 billion on December 31, 2014 and R$ 34.0 billion on December 31, 2013, representing 22.2%, 22.4% and 14.5% of total deposits, respectively.

It also includes mainly Borrowings and Domestic Onlendings:

•         Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•         Domestic Onlendings. We onlend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Under this arrangement, we borrow funds from BNDES or FINAME, the equipment financing subsidiary of BNDES, and pass the funds to the targeted sector of the economy. These loans are generally granted at rates below the average market rates and have an average maturity of up to five years. Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$94.7 billion on December 31, 2015, R$ 70.4 billion on December 31, 2014 and R$ 65.3 billion on December 31, 2013, representing 22.3%, 19.1% and 21.2% of our total funding, respectively.

The treasury bills instrument is a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$ 300,000 for subordinated transactions and R$ 150,000 for senior transactions.

Our balance of securities issued abroad was R$ 13.5 billion on December 31, 2015, under our Medium Term Notes Program – MTN and other securities.

Debt Instruments Eligible to Compose Capital

We have issued notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2015 the balance for both Tier 1 and Tier 2 debt instruments was R$ 10.0 billion, compared to R$ 6.7 billion as of December 31, 2014. This variation is explained by the depreciation of the Real against the dollar, due to the notes are dollar-denominated

Subordinated Liabilities

As of December 31, 2015, our subordinated liabilities included R$8.1 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, an increase of R$0.8 billion from the amount of subordinated liabilities as of December 31, 2014.

e.  Sources of financing for working capital and for investments in non-current assets that could be used in case of liquidity deficiency

Due to stable and diversified sources of funding of the Company, which includes a large customer deposits base as detailed in item 10.1.d, historically the Company did not have liquidity deficiency issues.

As part of the liquidity risk management, the Company has a formal plan containing measures to be taken in systemic liquidity crisis scenarios or related to possible Company’s image risks. This liquidity contingency plan contains early warnings, as well as preventive measures and actions to be triggered in liquidity deficiency moments, if the reserves fall below certain parameters.

The following sources/actions could be used in case of liquidity deficiency: (i) funding from deposits; (ii) issuance of securities; (iii) securities sold under repurchase agreements; (iv) transfer pricing review; (v) establishing more restrictive credit policies; and (vi) reduction of guarantee margin on BM&F.

f. indebtedness levels and their features, further describing:

(i) relevant loan and credit facility agreements

(ii) other long-term relations with financial institutions

The main sources of funds of Santander Brasil are local deposits in terms of demand, savings and time deposits, in line with other Brazilian banks, as well as money market funding - own securities and federal government securities with repurchase agreements ("Repurchase agreements ").

Santander Brasil also has deposits with credit institutions related to credit lines for export and import raised from foreign bankers, intended for application in foreign exchange operations relating to the discounting of export bills and pre-export financing and import and obligations country transfers - official institutions in accordance with the operating policies of the BNDES System.

Eurobonds and Securitization Notes – MT100

External issuances of securities denominated in foreign currency include bonds and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds and other securities:

 (1) The transaction was settled in advance in the first quarter of 2015 and had compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 to October 17, 2017 equal to 8.4% pa and October 18, 2017 to April 17 2018 equal to 7.0% pa.

(2) Includes R$ 1,995,118 (12/31/2014 - R$1,960,197 and 12/31/2013 - R$ 2,423,572) in cash flow hedge operations, being  R$ 1,255,841 indexed in Reais (12/31/2014 - R$ 1,258,363 and 12/31/2013 - R$ 1,283,821), R$ 603,889 indexed on foreign currency - Swiss Franc (12/31/2014 - R$ 600,570  and 12/31/2013 - R$ 983,819), R$ 135,388 in Chilean Peso (12/31/2014 - R$ 101,264 and 12/31/2013 - R$ 97,887) and R$ 35,743 for market risk hedge operations (12/31/2014 - R$ 364,166), being R$ 35.743  (12/31/2014 - R$ 24,480) indexed to foreing currency - YEN and the value at December 31,2014  R$ 339,686 and the value at December 31, 2013 R$ 332,147) indexed to foreign currency - Swiss Franc.

The Securitization Notes in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$ 747,219.

Subordinated CDB

Santander Brazil uses subordinated debt bonds in its funding structure, represented by securities issued according to the Central Bank rules, which are used as Reference Equity - Tier 2, for calculating the operating limits, including Subordinated Certificates of Deposit, certificates of deposit issued by Santander Brazil in local market on various issuances, the interest rates adjusted by CDI or IPCA. The following table shows the detailed composition of subordinated debt:

(iii) Subordination levels as between such debts

In case of judicial or extrajudicial liquidation of the Company, the order of preference for the payment of the various creditors. Specifically with regard to the debts that make up the debt of the Company, must be observed the following order of payment: debt collateral, unsecured debt and subordinated debt. In relation to the debts with collateral, lenders prefer the other to the asset limit pledged, since there is no degree of subordination between the various unsecured creditors, as there is no degree of subordination between the various subordinated creditors.

(iv) Any restrictions imposed on Santander Brazil, especially in relation to indebtedness thresholds, commitment to new debts, dividends distribution, sale of assets, issue of new securities, and transfer of shareholding control

Relating to securities issued abroad, whose descriptive of operations and programs is provided in Section 18.10 of the Reference Form ("Securitization Program" and "Medium Term Notes - MTN"), the main restrictions imposed on the issuer, existing in financing contracts, are also described in the same item, specifically in sessions 18.10.I.h.(v) and 18.10.II.h. (v).

g. limits of application of financings already obtained:

The information requested this item are not apply to financial institutions. The Company is subject, however, the parameters determined by the monetary authorities, in line with the principles of Basel.

h. material changes per item of the financial statements:

Assets and Liabilities

Millions of Reais

The following are the main changes in balance sheet accounts of 2015, 2014 and 2013.

The total assets of Santander Brasil reached on December 31, 2015, R$ 605,395 million, an increase of 16.4% compared to 2014, the total assets reached R$ 520,231 million, 14.8% higher than the year ended December 31, 2013, in the amount of R$ 453,053 million.

The loan portfolio, without endorsements and sureties, totaled R$ 267,266 million at December 31, 2015, an increase of 7.3% compared to R$ 249,111 on December 31, 2014 and an increase of 10.1% compared with the balance of R$ 226,206 on December 31, 2013. The Large sized entity segment was the highlight, an increase of 15.1% when comparing the 2014.

On December 31, 2015, total deposits reached R$ 312,494 million, representing 51.6% of total liabilities. On December 31, 2014, total deposits amounted to R$ 284,318 million, representing 54.6% of total liabilities. On December 31, 2013, total deposits amounted to R$ 234,188 million, representing 51.7% of total liabilities. The time deposits represented on December 31, 2015, 2014 and 2013 respectively, 46.7%, 47.0% and 47.8% of total deposits.

The deposits at December 31, 2015 increased by 9.9% over the same period last year, primarily by growth of 18.4% in repurchase agreement. The deposits at December 31, 2014 increased by 21.4% over the same period last year, primarily by growth of 33.2% in funding through repurchase agreement.

Consolidated stockholders' equity totalized R$ 79,835 million at December 31, 2015, amounted to R$ 78,683 million at December 31, 2014 and R$ 81,655 million at the same date in 2013, with an increase of 1.5% from December 31, 2015 compared to 2014 and a fall of 3.6% from December 31, 2014 compared to the same period in 2013. The reduction of stockholders’ equity in 2014 and 2013 is due, mainly, Regulatory Capital Otimization Plan and partially reduced by dividends and interest on capital of R$ 1,530 million, approved by the Board of Directors.

Income

Millions of Reais

Comments on the principal changes in income statement for the years 2015, 2014 and 2013 is shown in item 10.2.a

10.2    Officers should comment on:

a.      results of operations, in particular:

                        i.        description of any major revenue components

                       ii.        factors that materially affected the operating results:

Summary

For the year ended December 31, 2015, we reported a consolidated profit for the year of R$9.8 billion, an increase of R$ 4.1 billion as compared to 2014. This increase principally reflects non-recurring results before taxes of (i) R$ 7.9 billion related to a reversal of tax provision regarding COFINS, (ii) R$ 765 million of tax reimbursement related to COFINS, and (iii) gains of R$ 751 million from the sale of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A.

Our impaired assets to credit risk ratio  increased 1.4 p.p, from 5.6% in December 2014 to 7.0% in December 2015, mainly due to the slowdown in the Brazilian economy and political crisis, that negatively impacted some companies from the oil and gas and constructions sector.

The coverage ratio was 82.9% in December 2015, a 13.9 p.p. decrease as compared to 96.8% in December 2014.

Our total loan portfolio increased by 7.3% from R$ 249.1 billion on December 31, 2014 to R$ 267.3 billion on December 31, 2015. Loans to individuals and large corporation customers showed increases of R$ 6,769 million and R$11,324 million, respectively, during the year ended December 31, 2015 compared to 2014.

Growth in lending to individuals was driven by an increase of 15.4% in mortgage loans. The growth in lending to our large corporation customers of 10.7% was positively impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 9.9% to R$ 312.5 billion on December 31, 2015 from R$ 284.3 billion on December 31, 2014.

Our efficiency ratio was 47.7% in December 2015, a 7.8 p.p. increase from 39.9% in December 2014. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 15.7% as of December 31, 2015.

Results of Operations

The following table shows the main components of our net income for 2015 and 2014:

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Net interest income	31,337	27,229	15.1%	4,109
Income from equity instruments	143	222	(35.7%)	(79)
Income from companies accounted for by the equity method	116	91	27.7%	25
Net fees and commissions	9,484	8,766	8.2%	718
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(9,918)	(887)	n.d.	(9,031)
Other operating income (expenses)	(347)	(470)	(26.2%)	123
Total income	30,814	34,950	(11.8)%	(4,136)
Administrative expenses	(14,515)	(13,942)	4.1%	(573)
Depreciation and amortization	(1,490)	(1,362)	9.4%	(128)
Provisions (net)	(4,001)	(2,036)	96.5%	(1,965)
Impairment losses on financial assets (net)	(13,634)	(11,272)	21.0%	(2,362)
Impairment losses on other assets (net)	(1,221)	4	n.d.	(1,224)
Other non-financial gains/losses	831	101	n.d.	730
Operating profit before tax	(3,216)	6,443	(149.9%)	(9,659)
Income taxes	13,050	(736)	n.d.	13,785
Net profit from continuing operations	9,834	5,708	72.3%	4,126
Discontinued operations	—	—	—	—
Consolidated Profit for the Year	9,834	5,708	72.3%	4,126

Our consolidated profit for the year ended December 31, 2015 was R$ 9.8 billion, a 72.3% increase as compared to 2014.

This variation in our consolidated profit for the year was mainly due to:

An increase of R$ 13,785 million, in income taxes for the year ended December 31, 2015 compared to the year ended December 31, 2014 mainly due (i) the impact of R$ 2.7 billion related the reversal of tax provisions and tax reimbursement regarding COFINS, and (ii) gains of R$ 10.9 billion in 2015 as a consequence of the effects of  exchange variation on foreign branches and its economic hedge,

These increases were partially offset by:

An increase of R$ 9,031 million in losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2015, compared to the year ended December 31, 2014. This variation was mainly due to losses of R$ 10.9 billion on derivatives transactions, as a consequence  of our results of hedging on investments abroad, (that were offset by gains in the same amount in income taxes).

Net Interest Income

The net interest income for the year ended December 31, 2015 was R$ 31,337 million, a 15.1%, or R$ 4,109 million, increase from R$ 27,229 million for the year ended December 31, 2014. Revenues from lending activities increased R$ 2.1 billion, or 11.4%, during the year mainly explained by a 7.3% increase in the size of our loan portfolio, principally in the large corporation segment. . We also had a reversal of tax provisions and a tax reimbursement regarding COFINS, which resulted in a non-recurring gross income of R$ 2.4 billion.

Average total earning assets in 2015 were R$ 480.4 billion, a 19.5% or R$ 78 billion increase from R$ 401.9 billion in 2014. The principal drivers of this increase were an increase of R$ 33.2 billion in the average of debit instruments and an increase of R$ 36.9 billion in the average of loans and amounts due from credit institutions and loans and advances to customers, in line with market trends. Net yield (the net interest income divided by average earning assets) was 6.6% in 2015, compared to 6.9% in 2014, a decrease of 0.3 p.p.

Average total interest bearing liabilities in 2015 were R$385.2 billion, a 20.9% or R$ 66.6 billion increase from R$ 318.6 billion 2014. The main drivers of this growth were an increase of R$ 24.8 billion in deposits from credit institution, R$ 22.4 billion in customer deposits and an increase of R$ 16.7 billion in marketable debt securities, in line with market trends.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2015 was 2.3%, 2.6 p.p. lower than in 2014, which was 4.9%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2015 totalized R$ 143 million, a R$ 79 million decrease from R$ 222 million for the year ended December 31, 2014. This decrease was mainly due to a decrease in dividends from investments registered in other financial instruments at fair value through profit or loss.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2015 was R$ 116 million, a R$ 79 million increase from R$ 91 million for the year ended 2014. This increase was mainly due to the positive results of operations of Companhia de Crédito, Financiamento e Investimento RCI Brasil, a jointly-controlled company. This increase was partially offset by the negative results of operations of TECBAN—Tecnologia Bancária S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2015 reached R$9,484 million, an 8.2%, or R$718 million, increase from R$8,766 million for the year ended December 31, 2014. This increase was mainly due to an increase of R$224 million in revenues from trade finance, R$196 million in revenues from credit and debit cards and an increase of R$193 million in revenues from insurance and capitalization products.

Revenues from credit and debit cards totaled R$2,509 million for the year ended December 31, 2015, an increase of 8.5% compared to the year ended December 31, 2014, mainly due to the increase in credit and debit card volume transactions and the GetNet acquisition. Our credit card base decreased 11.2% although our number of issued debit cards increased 18.7% for the year ended December 31, 2015, reaching a total 59.0 million issued cards.

Revenues from insurance and capitalization products totaled R$ 2,192 million for the year ended December 31, 2015, a 9.7% increase compared to the year ended December 31, 2014. This increase was primarily due to an increase in revenues from life and personal injury insurance products in our SMEs segment.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2015 and 2014:

For the year ended December 31
	2015	2014	% Change	Change
(in millions of R$, except percentages)
Banking fees	2,570	2,428	5.9%	142
Collection and payment services	816	741	10.1%	75
Insurance and Capitalization	2,192	1,999	9.7%	193
Asset Management and Pension Funds	1,028	973	5.6%	54
Credit and debit cards	2,509	2,314	8.5%	196
Capital markets	501	494	1.4%	7
Trade finance	701	476	47.1%	224
Tax on services	(401)	(375)	6.9%	(26)
Others	(433)	(285)	52.0%	(148)
Total	9,484	8,766	8.2%	718

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2015 were losses of R$ 9,918 million, a R$ 9,031 million increase from losses of R$ 887 million for the year ended December 31, 2014. This variation is explained by losses of R$ 10.9 billion from derivatives transactions, as a consequence of our results of heading on investments abroad (that were offset by gains in the same amount in income taxes).

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2015 were expenses of R$ 347 million, an increase of R$ 123 million compared to expenses of R$ 470 million for the year ended December 31, 2014, primarily due to gains from our private pension plan business occurred in 2015.

Administrative Expenses

The Administrative Expenses for the year ended December 31, 2015 were R$ 14,515 million, a R$ 573 million increase compared to expenses of R$ 13,942 million for the year ended December 31, 2014.

Personnel expenses increased R$ 595 million for the year ended December 31, 2015, due principally to higher wage and salaries, and social security and benefits expenses related to the consolidation of GetNet and Bonsucesso into the Bank and the impact of our collective bargaining agreement.

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,655	4,512	3.2%	143
Social security costs	1,316	1,203	9.4%	113
Benefits	1,184	1,093	8.3%	91
Training	93	99	(6.1)%	(6)
Other personnel expenses	550	296	85.8%	254
Total	7,799	7,203	8.3%	595

Other administrative expenses decreased R$ 22 million from R$ 6,738 million for the year ended December 31, 2014 to R$6,716 million for the year ended December 31, 2015. The decrease was primarily due to lower expenses from specialized and technical services, partially offset by technology and systems expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 47.7% in the year ended December 31, 2015, as compared to 39.9% for the year ended December 31, 2014.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,821	2,005	(9.2)%	(185)
Property, fixtures and supplies	1,268	1,209	4.9%	59
Technology and systems	1,193	1,106	7.8%	86
Advertising	523	467	12.0%	56
Communications	481	501	(3.9)%	(20)
Per diems and travel expenses	160	141	13.6%	19
Surveillance and cash courier services	615	574	7.1%	41
Other administrative expenses	655	735	(10.8)%	(79)
Total	6,716	6,738	(0.3)%	(22)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2015 was R$ 1,490 million, a R$ 128 million increase from R$1,362 million for the year ended December 31, 2014, principally due to the amortization of our properties, fixtures and supplies.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$ 4,001 million for the year ended December 31, 2015, an increase of R$ 1,965 million compared to R$ 2,036 million for the year ended December 31, 2014. This increase was mainly due to gains related to the installment program and cash payment of tax and social security debts generated for the year ended December 31, 2014 of R$ 568 million that did not occur in 2015, expenses of R$ 301 million related to the Efficiency and Productivity Fund and complementary provisions.

Impairment Losses on Financial Assets (Net)

Our credit risk exposure portfolio increased by R$ 22.4 billion on December 31, 2015, compared to the year-end 2014, while impaired assets increased by 32.7%, or R$ 4.6 billion. The default rate had a decrease of 110 basis points in 2015, compared to the same period of the prior year. The impairment losses on financial assets (net) from the allowances for credit losses in 2015 increased R$ 2 billion compared to 2014 (R$ 11 billion), accounting for R$ 13 billion on December 31, 2015, mainly due to the slowdown in the Brazilian economy and political crisis, that negatively impacted some companies from the oil and gas and constructions sector.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2015 and December 31, 2014.

At December 31,
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Credit risk exposure – customers(1)	308,652	288,445	7.0%	20,207
Impaired assets	18,599	14,011	32.7%	4,588
Provisions for impairment losses	15,412	13,563	13.6%	1,849
Ratios
Impaired assets to credit risk exposure	6.0%	4.9%	-	1.1 p.p.
Coverage ratio(2)	82.9%	96.8%	-	(13.9)p.p.
Loans and receivables	(12,965)	(11,194)	15.8%	(1,771)
Other financial instruments no measured at fair value(3)	(524)	(78)	n.d.	(446)
Impairment losses on financial assets (net)(4)	(13,110)	(11,272)	16.3%	(1,838)

(1)  Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$ 267,266 million and, guarantees and documentary credits amounting to R$ 43,611 million. The Bank presents the off-balance information to better demonstrate its total managed credit risk.

(2)  Provisions for impairment losses as a percentage of impaired assets.

(3)  Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” recognized currently in “Earnings on financials assets (net).”

(4) As of December 31, 2015 our total net expenses included R$ 144 million related debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2011 through 2015:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan as of December 31, 2015 and December 31, 2014.

	For the year ended December 31,
	2015	2014
	(in millions of R$)
Commercial, and industrial	10,846	6,737
Real estate	829	375
Installment loans to individuals	6,873	6,839
Lease financing	52	60
Total	18,599	14,011

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$ 10,846 million on December 31, 2015, an increase of R$ 4,109 million compared to 2014. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP decrease by 3,8%.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$ 829 million on December 31, 2015, an increase of R$ 454 million compared to 2014. The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 15.65% in 2015.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$ 6,873 million on December 31, 2015, an increase of R$ 35 million if compared to 2014. The relative stability in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$ 52 million on December 31, 2015, with a reduction of 14.7%, or R$ 9 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio.

Results of Operations for the year ended December 31, 2014 Compared to the year ended December 31, 2013

Summary

For the year ended December 31, 2014, we reported a consolidated profit for the year of R$ 5.7 billion, a 2.4% decrease as compared to 2013. This variation principally reflects a decrease of R$ 2,063 million in the results of discontinued operations (principally due to gains from the sale of Santander Brasil Asset DTVM generated in 2013). Disregarding the effect from discontinued operations, the net profit from continuing operations increased 50.8% in 2014.

Changes in our default rates were in line with the general trend of decreasing default rates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2014, as observed by a decrease in our delinquency rate of loans past due over 90 days from 6.2% in December 2013 to 5.6% in December 2014 (a decrease of 0.6%).

The coverage ratio was 96.8% in December 2014, a 0.5% decrease as compared to 97.3% in December 2013.

Our total loan portfolio increased by 10.1% from R$ 226.2 billion on December 31, 2013 to R$ 249.1 billion on December 31, 2014. Loans to individuals and corporate customers showed increases of R$ 3,369 million and R$ 20,203 million, respectively, during the year ended December 31, 2014 compared to 2013. Growth in lending to individuals was driven by an increase of 34.4% in mortgage loans. The growth in lending to corporate customers of 23.6% was positively impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 21.4% to R$284.3 billion on December 31, 2014 from R$234.2 billion on December 31, 2013.

Our efficiency ratio was 39.8% in December 31, 2014, a 1.0% increase from 38.8% in December 31, 2013. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 17.5% as of December 31, 2014.

Results of Operations

The following table shows the main components of our net income for 2014 and 2013.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,229	28,479	(4.4)%	(1,251)
Income from equity instruments	222	81	n.d.	141
Income from companies accounted for by the equity method	91	91	(0.3)%	(0)
Net fees and commissions	8,766	8,100	8.2%	665
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(887)	(595)	49.2%	(293)
Other operating income (expenses)	(470)	(445)	5.8%	(26)
Total income	34,950	35,713	(2.1)%	(763)
Administrative expenses	(13,942)	(13,850)	0.7%	(91)
Depreciation and amortization	(1,362)	(1,252)	8.8%	(110)
Provisions (net)	(2,036)	(2,693)	(24.4)%	657
Impairment losses on financial assets (net)	(11,272)	(14,118)	(20.2)%	2,846
Impairment losses on other assets (net)	4	(345)	n.d.	348
Other non-financial gains/losses	101	563	(82.0)%	(462)
Operating profit before tax	6,443	4,018	60.4%	2,425
Income taxes	(736)	(234)	n.d.	(502)
Net profit from continuing operations	5,708	3,785	50.8%	1,923
Discontinued operations	—	2,063	n.d.	(2,063)
Consolidated Profit for the Year	5,708	5,848	(2.4)%	(140)

Our consolidated profit for the year ended December 31, 2014 was R$5.7 billion, a 2.4% decrease as compared to 2013.

This variation in our consolidated profit for the year was mainly due to:

•            A decrease of 20.2%, or R$ 2,846 million, in impairment losses on financial assets (net) for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a consequence of the improvement in the quality of our loan portfolio in line with market trends; and

•            An increase of R$ 665 million in commissions for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$ 374 million in revenues from credit and debit cards and an increase of R$ 89 million in revenues from collection and payment services.

These increases were offset by:

•         A decrease of R$ 2,063 million in discontinued operations for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to gains generated by the sale in 2013 of Santander Brasil Asset that did not occur in 2014. For further information, see “—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”; and

•         A 4.4% or R$ 1,251 million, decrease in net interest income for the year ended December 31, 2014 as compared to the year ended December 31, 2013 mainly due to a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase within our portfolio, in products with lower risk profile (such as mortgages and payroll loans).

Net Interest Income

Net interest income for the year ended December 31, 2014 was R$ 27,229 million, a 4.4%, or R$ 1,251 million, decrease from R$ 28,479 million for the year ended December 31, 2013. Revenues from lending activities decreased R$ 1,069 million or 5.0% during the year mainly explained by a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase, within our portfolio, in products with a lower risk profile (such as mortgages and payroll loans).

Average total earning assets in 2014 were R$ 401.9 billion, a 12.0% or R$ 43 billion increase from R$ 358.9 billion in 2013. The principal drivers of this increase were an increase of R$ 23.3 billion in the average of debit instruments and an increase of R$ 15.8 billion in the average of loans and amounts due from credit institutions and loans and advances to customers, in line with market trends. Net yield (the net interest income divided by average earning assets) was 6.9% in 2014, compared to 8.0% in 2013, i.e. a decrease of 1.1%.

Average total interest bearing liabilities in 2014 were R$ 318.6 billion, a 10.9% or R$ 31 billion increase from R$ 287.4 billion in 2013. The main drivers of this growth were an increase of R$12 billion in customer deposits, R$ 8 billion in deposits from credit institution and an increase of R$ 8 billion in marketable debt securities, in line with market trends.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2014 was 4.9%, 1.5% lower than in 2013, which was 6.4%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2014 totaled R$ 222 million, an R$ 141 million increase from R$ 81 million for the year ended December 31, 2013. This increase was mainly due to the receipt of dividends from available for sale financial assets during the course of 2014.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2014 was R$ 91 million, remaining stable since December 31, 2013.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2014 reached R$ 8,766 million, an 8.2%, or R$ 665 million, increase from R$ 8,100 million for the year ended December 31, 2013. This increase was mainly due to an increase of R$ 374 million in revenues from credit and debit cards and an increase of R$ 89 million in revenues from collection and payment services.

Revenues from credit and debit cards totaled R$ 2,314 million for the year ended December 31, 2014, an increase of 19.3% compared to the year ended December 31, 2013, mainly due to the increase in credit and debit card volume transactions and the GetNet acquisition. For further information with regard to the acquisition of GetNet, see “—Factors Affecting the Comparability of Our Results of Operations — Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirencia e Serviços para Meios de Pagamento S.A.” Our credit base decreased 3.9% and our number of issued debit cards increased 10.7% for the year ended December 31, 2014, reaching a total 56.6 million issued cards.

Revenues from collection and payment services totaled R$741 million for the year ended December 31, 2014, a 13.7% increase compared to the year ended December 31, 2013. This increase was primarily due to an increase in the volume of our cash management activities.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2014 and 2013:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,428	2,423	0.2%	5
Collection and payment services	741	652	13.7%	89
Insurance and Capitalization	1,999	1,978	1.1%	21
Asset Management and Pension Funds	973	994	(2.1)%	(21)
Credit and debit cards	2,314	1,940	19.3%	374
Capital markets	494	416	18.8%	78
Trade finance	476	393	21.3%	84
Tax on services	(375)	(369)	1.6%	(6)
Others	(285)	(326)	(12.7)%	41
Total	8,766	8,100	8.2%	665

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net)for the year ended December 31, 2014 were losses of R$ 887 million, a R$ 293 million increase from losses of R$ 595 million for the year ended December 31, 2013. This variation is explained by expenses of R$ 175 million from derivatives transactions including our results of hedging on investments abroad and lower gains of R$ 129 million related to variable income assets which were partially offset by lower results of R$ 24 million from trading activities.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2014 were expenses of R$ 470 million, an increase of R$ 26 million compared to expenses of R$ 445 million for the year ended December 31, 2013.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2014 were R$ 13,942 million, an R$ 91 million increase compared to expenses of R$ 13,850 million for the year ended December 31, 2013.

Personnel expenses increased R$ 158 million for the year ended December 31, 2014, mainly due to higher wage and salaries and benefits expenses related to the impact of our collective bargaining agreement, partially offset by lower training and other personnel expenses.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,512	4,315	4.6%	198
Social security costs	1,203	1,169	2.9%	34
Benefits	1,093	1,051	4.0%	42
Training	99	135	(26.7)%	(36)
Other personnel expenses	296	376	(21.2)%	(80)
Total	7,203	7,046	2.2%	158

Other administrative expenses decreased R$ 66 million from R$ 6,805 million for the year ended December 31, 2013 to R$ 6,738 million for the year ended December 31, 2014. The decrease was primarily due to lower expenses from communications, property, fixtures and supplies and per diems and travel expenses partially offset by other administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 39.8% in the year ended December 31, 2014, as compared to 38.8% for the year ended December 31, 2013.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	2,005	1,991	0.7%	15
Property, fixtures and supplies	1,209	1,248	(3.1)%	(39)
Technology and systems	1,106	1,110	(0.3)%	(3)
Advertising	467	461	1.2%	6
Communications	501	573	(12.6)%	(72)
Per diems and travel expenses	141	171	(17.4)%	(30)
Surveillance and cash courier services	574	570	0.6%	3
Other administrative expenses	735	681	7.9%	54
Total	6,738	6,805	(1.0)%	(67)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2014 was R$ 1,362 million, an R$ 110 million increase from R$ 1,252 million for the year ended December 31, 2013, mainly due to the amortization of our technological systems.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$ 2,036 million for the year ended December 31, 2014, a decrease of R$ 657 million compared to R$ 2,693 million for the year ended December 31, 2013. This decrease was mainly due to lower expenses of R$ 233 million from tax provisions and lower expenses generated for the year ended December 31, 2013 of R$ 420 million that did not occur in 2014 (R$ 988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$ 568 million related to the installment program and cash payment of tax and social security debts).

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$ 32.6 billion on December 31, 2014, or 12.7% compared to the year-end 2013, while impaired assets decreased 0.1%, or R$ 11 million. The default rate had a decrease of 52 basis points compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2014 decreased 19.5% compared to 2013 (R$ 13.9 billion), accounting for R$ 11.2 billion on December 31, 2014.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2014 and December 31, 2013.

	As of December 31,
	2014	2013
	(in millions of R$, except percentages)
Computable credit risk(1)	288,445	257,420
Impaired assets	14,011	14,022
Allowances for impairment losses	13,563	13,641
Ratios
Impaired to computable credit risk	4.9%	5.4%
Coverage ratio(2)	96.8%	97.3%
Net Expenses	11,194	13,900
Other financial instruments not measured at fair value(3)	—	(218)
Total net expenses	(11,194)	(14,118)

(1)  Computable credit risk is a non-GAAP financial measure. Computable credit risk is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits.

(2)  Allowances for impairment losses as a percentage of impaired assets.

(3)  Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” recognized currently in “Earnings on financials assets (net).”

The following chart shows our impaired assets to credit risk ratio from the fourth quarter of 2013 through the fourth quarter of 2014:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan as of December 31, 2014 and December 31, 2013.

	As of December 31,
	2014	2013
	(in millions of R$)
Commercial, financial and industrial	6,737	6,410
Real estate – mortgage	375	316
Installment loans to individuals	6,839	7,167
Financial leasing	60	129
Total	14,011	14,022

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Commercial, Financial and Industrial

Impaired assets in the portfolio of commercial, financial and industrial loans amounted to R$ 6,737 million on December 31, 2014, an increase of R$ 327 million, or 5.1%, compared to 2013.

The increase impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP was below initial expectations.

In 2014, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government: the Brazilian Central Bank raised the SELIC rate from 10.00% on December 31, 2013 to 11.75% on December 31, 2014 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in the country’s situation.

Trends observed in 2014 were consistent with the trend observed in 2013, when government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in impaired assets, the default rates continued to decrease. This behavior was mainly due to the measures adopted by Santander Brasil since late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions helped improve the quality of this credit portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$ 375 million on December 31, 2014, an increase of R$ 59 million, or 18.6%, compared to 2013.

The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 24.7% in 2014. Notwithstanding the increase in impaired, the default rate in the real estate lending portfolio reached 1.17% on December 31, 2014, a decrease of six basis points compared to December 31, 2013.

In general, the decrease in the default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix since the end of 2013, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$ 6,839 million on December 31, 2014, with a reduction of 4.6%, or R$ 328 million, compared to 2013.

The decrease in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$60 million on December 31, 2014, with a reduction of 53%, or R$68 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2013, when impaired assets in the financial leasing lending portfolio decreased 48.2%, or R$120 million, compared to the same period in 2012.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2014 amounted to gains of R$ 4 million, mainly due to incurred losses of R$ 350 million related to impairment of software during the year ended December 31, 2013, which did not recur in 2014.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$ 101 million during the year ended December 31, 2014, a R$ 462 million decrease from gains of R$ 563 million during the year ended December 31, 2013, mainly due to lower gains related to foreclosed assets and non-financial income generated for the year ended December 31, 2013 of R$ 378 million that did not occur in 2014 (gains of R$ 290 million related to an increase in Webmotors’ capital and gains of R$ 88 million of sale properties to the Santander Real Estate Mutual Fund).

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Tax expenses reached R$ 736 million for the year of 2014, a R$ 502 million increase from R$ 234 million for the year 2013. There are some significant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 22b to our consolidated financial statements.

(b)      Revenue variations due to changes in prices, exchange rates, inflation, changes in volume and introduction of new products and services; and

(c)      Impact of inflation, changes in prices of key inputs and products, exchange rate and interest rate, on operating and financial results of the Company.

Because we are a bank with operations in Brazil, the majority of our revenues, expenses, assets and liabilities are directly linked to interest rates. Thus, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates, and by monetary policies enacted by the government, all of which could have a material adverse effect on the growth of the Brazilian economy, our loan portfolios, our cost of funding, and our revenues from credit operations.

Interest Rates

In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation in the 6% range, the depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year. The SELIC rate continued to increase in 2014, reaching 11.75% in December, 2014. On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%. The monetary tightening cycle was extended until July 2015, when the SELIC rate reached 14.25%.

The following table presents the low, high, average and period-end SELIC rate since 2010, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25

(1)  Highest month-end rate.

(2) Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2015, a 100 basis point increase in the yield curve would have resulted in R$ 525 million decline in the net interest income over a one-year period.

Credit Volume

The slowdown in credit growth continued through 2013 and 2014, even with a remarkable expansion of credit supply by state-owned banks. The total outstanding credit increased 14.6% and 11.3% in 2013 and 2014, respectively. The level of non-performing loans decreased to 5.3%, and the household debt burden decreased to 21.2% at the end of the year. The slowdown in credit growth continued through 2015, and the level of non-performing loans to individuals increased to 6.1% and the household debt burden increased to 22.4%.

The total outstanding credit to GDP ratio increased from 35.4% in December 2007 to 54.3% in December 2014. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2015	2014	2013
	(in billions of R$)
Total Credit Outstanding (*)	3,217	3,017	2,711
Earmarked credit	1,582	1,441	1,205
Non-earmarked based credit	1,635	1,577	1,507
of which:
Corporate	832	793	764
Individuals (retail)	803	783	743

(*) Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2015, we recorded foreign exchange revenues of R$ 10,084 million. In 2014, we recorded foreign exchange losses of R$ 3,636 million. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently,  during 2012, 2013 and 2014, the real depreciated and on December 31, 2014, the exchange rate was R$2.656 per US$ 1.00. During 2015, and mainly as a result of deteriorating economic conditions in Brazil, including Brazil being downgraded to non-investment grade status by S&P and Fitch Ratings, and a decrease in global commodities pricesthe real, the real depreciated significantly and on December 31, 2015, the exchange rate was R$ 3.905 per US$ 1.00.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the CMN. The target, which is still in effect, has been set at 4.5% since 2005 with a tolerance interval of 2% above and below this target.

The 2008 global financial crisis contributed to the containment of inflation in 2009. However, a recovery in domestic demand and commodity price increases contributed to an increase in the rate of inflation to 5.9% in 2010. In 2011, consumer price inflation increased to 6.5%, driven by a 9% increase in the price of services. In 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of reductions in the taxes applicable to durable goods. The inflation rate was 5.9% in 2013 due to inflation in the price of services of 8.7% combined with strong inflation in the price of food of 8.5%, which was partially offset by low inflation in certain price-regulated sectors, such as urban transport fares and electricity and telecommunication tariffs. However, in 2014, regulated prices inflation increased, bringing the overall rate of consumer inflation to 6.4%. In 2015, as a result of inertia, the impact of adjustment of tariffs and the pass through, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is non-taxable. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2015.

10.3    Occurred and expected events with material effects on the financial statements:

10.3    Officers should discuss the material effects that the following events may have caused or are expected to cause on the financial statements of the Company and its results:

a.           introduction or disposal of operating segment:

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment.

b.        constitution, acquisition or disposal of equity interest:

Investment Agreement Between Santander Brasil and Banco Bonsucesso S.A.

On July 30, 2014, we, through our controlled company Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré CFI”) entered into an investment agreement with Banco Bonsucesso S.A. (“Banco Bonsucesso”) whereby we and Banco Bonsucesso agreed to form a joint venture in the payroll credit card loan and payroll loan segments (“Banco Bonsucesso Consignado”).

On February 10, 2015, with the approval of the Brazilian Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of Banco Bonsucesso Consignado’s share capital (i.e., a 40% interest).

The transaction involved the transfer to Banco Bonsucesso Consignado of the payroll loan business and payroll credit card loan of Banco Bonsucesso, and our investment, through Aymoré CFI, of R$ 460 million, in Banco Bonsucesso Consignado.

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. We will continue to also originate payroll loan transactions independently through our own independent channels.

Sale of Santander Securities Services Brasil DTVM S.A. (new designation of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Bank published a Notice to the Market to inform its shareholders that preliminary documents containing the key terms and conditions of the sale of qualified custody business operation were signed, currently played by Banco Santander, and of all shares of Santander Securities Services Brazil DTVM S.A.

The operation fits into the context of a partnership abroad between Santander, S.A. Bank (Spain), investment funds Warburg Pincus LLC, a leading private equity and sovereign wealth fund Temasek from Singapore. According to the terms of the partnership, Banco Santander Spain will hold 50% of a holding company that will be part of the custody business of the Group's units in Spain, Brazil and Mexico. The funds Warburg Pincus and Temasek will hold together 50% of the holding company.

Completion of the sale operation is subject to the fulfillment of certain customary conditions precedent for similar transactions, including the execution of definitive agreements and obtaining the necessary authorizations.

Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.

On April 7, 2014, we announced to the market that we and our controlled company Santander Getnet Serviços para Meios de Pagamento S.A. (“SGS”) executed, on April 4, 2014, a share purchase agreement, the purpose of which was the acquisition, by SGS, of 100% of the voting and total corporate capital of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A. (“GetNet”).

One of the leaders among the independent companies in the Brazilian electronic payments market, GetNet has been a partner of Santander Brasil since 2010, when it began to provide services to our cards business division. This co-operation resulted in the creation of SGS, a joint venture between us and GetNet responsible for distributing POS cards.

At the Extraordinary Shareholders’ Meeting held on August 31, 2014, the shareholders of GetNet and SGS approved the merger of GetNet into SGS. On the same date, SGS had its corporate name changed to GetNet Adquirência e Serviços para Meios de Pagamento S.A. (“SGS GetNet”).

Following the conclusion of the transaction, we became the owners of shares representing 88.5% of the total corporate capital of SGS GetNet, with the previous shareholders of GetNet owning 11.5% of the total corporate capital of SGS GetNet.

The purchase price of 100% of the shares issued by GetNet was R$ 1.10 billion, of which: (i) R$1.02 billion were paid to the sellers on July 31, 2014, adjusted by the SELIC rate from January 31, 2014 until the date of the payment; and (ii) R$ 84 million will be paid in five equal annual installments as from July 31, 2014.

The transaction reinforced the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) gains related to scale’s improvement, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

Sale of the Investment Fund Management and Managed Portfolio Operations

On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”), a company controlled by us. The asset management activities then performed by DTVM were segregated into a new asset manager created for that purpose. The purchase price was R$ 2.243 million, generating a post-tax capital gain of R$ 1.205 million (after deducting costs).

The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

The net profits of the Asset Management business was R$ 74 million in 2011, R$ 55 million in 2012, and closely to R$ 55 million in 2013 until the sale date.

c.         unusual events or operations:

Plan to Optimize Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s capital to the shareholders for their approval ("Capital Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The Capital Optimization Plan  had the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Central Bank of Brazil and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$ 1,247,713, equivalent to R$ 3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes  shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event;  (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$ 1,247,713, equivalent to R$ 3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s heritage of reference since the issuance date.

Bonus Shares and Share Reverse Spli (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the Extraordinary Shareholders Meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$ 171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) came to be composed of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Central Bank of Brazil ratified, the minutes of the Extraordinary Shareholders’ Meeting held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its Controlling Shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an Extraordinary Shareholders Meeting, which resolved on the following Agenda: (a) the exit of the Bank from  Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

Program for taxes and social security debts

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12.996/14.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision  that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment  were registered at the time of subscription on  the program through financial settlement in the amount of R$ 413 million, after the recorded deferred tax assets, was zero in net income.

In 2013, the Bank and its subsidiaries entered into a amnesty e program for taxes and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$ 2,054 million, through payment of R$1,390 million and the conversion judicial deposits of R$ 155 million. The gain recorded on the income statements is R$ 505 million before taxes.

10.4    Officers should comment on:

a.           Material changes in accounting practices:

2015

In 2015 there, were no material changes in accounting practices prepared in accordance with IFRS.

2014

In December 31, 2014 there, were no material changes in accounting practices prepared in accordance with IFRS.

2013

Adoption to Amendments to IAS 19 - Employee Benefits (mandatory for reporting periods beginning on or after January 1, 2013), in accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively as from January 1, 2013, by adjusting the opening balances of Equity for the earliest period presented as if the new accounting policy had always been applied.

b.           material effects of changes in accounting practices:

2015

In 2015, there were no significant effects caused by changes in the accounting practices.

2014

In 2014, there were no significant effects caused by changes in the accounting practices.

2013

These amendments to IAS 19, eliminated the "Corridor" approach under which entities were able to opt for deferred recognition of a given portion of actuarial gains and losses, by establishing that all actuarial gains and losses must be recognized immediately in Equity.

The amendments included significant changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss. Details are described in Note 1.b of our financial statements.

c.            Exceptions and emphases in the auditor's report:

After the issuance of the Company's consolidated financial statements related to the fiscal year of 2013, which issuance was approved by the Board of Directors on March 27, 2014, the Company's management concluded that the presentation of earnings per share should be amended to include information earnings per share basic and diluted assigned to classes of common and preferred shares. As a result, earnings per share for the quarters ended March 31, 2014 and 2013 have been restated in relation to the originally published. The effect of the restatement has no impact on consolidated net income for the period, in the Consolidated Balance Sheets, the Consolidated Statements of Changes in Shareholders' Equity in the Consolidated Statements of Cash Flows or the Consolidated Statements of Comprehensive Income in both periods.

Due to the restatement of the consolidated financial statements, 2 paragraphs of emphasis were included in the Independent Auditors' Report, as follows:

Emphasis on restatement of the corresponding values

As mentioned in note 1b, due to changes in accounting practices adopted by the Bank in the consolidated financial statements for the year ended December 31, 2013, the corresponding figures for the year ended December 31, 2012, as well as the balances at December 31, 2011, were adjusted and are being restated in accordance with IAS 8 (Accounting Policies, Error Estimates changes and Correction). Our opinion does not contain restriction related to this subject.

Emphasis on restatement of financial statements

On March 27, 2014, we issued an audit report, without modification, on the consolidated financial statements of Banco Santander (Brazil) S.A., its subsidiaries and special purpose entities. As mentioned in note 1.e, the consolidated income statement for the year ended December 31, 2013 and described in note 27, have been restated to reflect the earnings per share attributable to the classes of common and preferred shares separately, as well as the effects of actions, effective grouping program in June 2, 2014, subsequent to the balance sheet date, that have been applied retrospectively, both in accordance with IAS 33 (Earnings per Share).

Our view remains unchanged, considering that the consolidated income statement and note 27 have been adjusted retrospectively.

10.5    Officers should indicate and comment on key accounting policies adopted by the Company, exploring in particular accounting estimates made by management on uncertain and relevant issues to the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial bonds.

Estimates Used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS issued by IASB and the interpretations of the IFRS Interpretation Committee (current designation of IFRIC), are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

         •  Fair value measurement of certain financial instruments are further discussed in note 2-d of the financial statements;

         • Allowance for loan losses are further discussed in note 2-h of the financial statements;

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n;

         • Measurement of goodwill in a business combination are further discussed in note 2-n;

         • The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14 of the financial statements;

         • Other assets are further discussed in note 2-k and 2-o of the financial statements;

         • Provisions, contingent assets and liabilities are further discussed in note 2-q of the financial statements;

         • Post-employment benefits are further discussed in note 2-w of the financial statements;

         • Recognition and evaluation of deferred taxes are further discussed in note 2-z of the financial statements.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

         • Changes in deposit amounts, customer basis and defaults by borrowers;

         • Changes in interest rates;

         • Changes in inflation rates;

         • Government regulation and tax matters;

         • Adverse legal or regulatory disputes or proceedings;

         • Credit, market and other risks of lending and investment activities;

         • Changes in market values of Brazilian securities, particularly Brazilian government securities; and

         • Changes in regional, national and international business and economic conditions.

Accounting Practices

The accounting policies and measurement bases used in preparing the consolidated financial statements were as follows:

Functional and presentation currency

The consolidated financial statements of Santander Bank are presented in Brazilian Reais, the functional and presentation currency of these statements.

For each subsidiary, entity under common control and investment in a not consolidated company, the Santander Bank defined a functional currency. The assets and liabilities of these entities with functional currency different from Brazilian Reais are converted as follows:

-      Assets and liabilities are converted by the exchange rate as of the balance date.

-      Revenues and expenses are converted by the monthly average of the exchange rate.

-      Profits and losses of net investments conversion are registered in the comprehensive income statement, as “exchange variation of invested companies located abroad”.

Classification of financial instruments

a)           Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

           • Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

           • Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

         • Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

         • Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

b)           Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

         • Cash and balances with the Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

         • Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

         •  Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

         •  Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

         • Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

         • Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

         • Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

         • Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

         • Investments in associates: includes the investments in the share capital of associates.

c)        Classification of financial liabilities for measurement purposes

 Financial liabilities are classified for measurement purposes into one of the following categories:

         • Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

         • Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

         • Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

d) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

         • Deposits from the Central Bank: deposits of any nature received from the Central Bank.

         • Deposits from credit institutions: deposits of any nature, including Borrowings and lendings and money market funding received from credit institutions.

         • Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

         • Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

         • Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

         • Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

         • Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, despite the fact they are equity for legal purposes, do not meet the requirements for classification as equity.

         • Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

         • Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

Funding, issuances and other liabilities

The funding sources are initially recognized by its fair value, considered basically as transaction price. Afterwards, they are measured by the amortized cost (competence) with the inherent expenses recognized as financial cost.

Among the criterions for initial recognition of liabilities, it should be mentioned the compounded nature bonds, which are classified as that, due to the existence of debit instrument (liabilities) and an embedded net equity component (derivatives).

The compound bond record consists in a combination of (i) a major instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (derivative convertible into common shares).

The issue of "Notes" should be recorded in a specific liability account and updated in accordance with the rates agreed and adjusted by the exchange variation, when denominated in foreign currency. All fees related to these bonds, such as interest and exchange variation (difference between the functional currency and the currency in which the bond was called) should be recorded as expenses for the period, according to the accrual basis.

Measurement of financial assets and liabilities and recognition of fair value changes

a) Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimated the fair value of an asset or a liability, the bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

The “Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

b) Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

c) Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

✓  Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

✓  Level 2: The information that is not included in Level 1 that is observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

✓  Level 3:  Records financial assets and liabilities which are not used observable market data to make the measurement.

d) Hedge Operations

The consolidated entities use financial derivatives for the following purposes: (i) to facilitate the access of these instruments to clients that require those for management of risk of credit and market; (ii) to use these in the risk management of own positions and the assets and liabilities of Bank entities (derivatives used as hedge); and (iii) to gain profits from the price variation of these derivatives (financial instruments derivatives).

Financial derivatives that do not qualify for hedge accounting transactions are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are fulfilled:

1. The derivative hedges against one of the following three types of exposure:

a) Changes in the fair value of assets and liabilities due to fluctuations, among others, the interest rate and / or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b) Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c) The net investment in an operation abroad ("hedge of a net investment in an operation abroad").

2. It is effective in offsetting exposure inherent in protected item or position throughout the expected term of the hedge, ie:

a) On the date of the agreement, it is expected that the hedge under normal conditions, is highly effective ("prospective effectiveness");

b) There is sufficient evidence that the hedge was effective throughout the life of the hedged item or position ("retrospective effectiveness").

3. There must be adequate documentation evidencing the specific designation of the financial derivative to protect certain balances or transactions and how it was expected that effective protection was achieved and measured, since it is consistent with the risk management of the Bank.

Changes in the value of financial instruments qualifying for hedge accounting transactions are recognized as follows:

1. In fair value hedges, gains or losses on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income;

2. In hedges of cash flows, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under "Other comprehensive income - Hedges of cash flow" until the forecast transaction occurs, when this portion is recognized in the consolidated statement of income, except if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated statement of income.

3. The non-effective portion of gains and losses on hedging instruments relating to hedges of cash flow and hedges of a net investment in an operation abroad is recognized directly in "Gains (losses) on financial assets and liabilities (net)” in the consolidated statement of income.

If a designated derivative as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative. When accounting for hedging transactions at fair value is eliminated, the adjustments previously recognized on the hedged item are transferred to the result, the effective interest rate recalculated in hedge removal date. The adjustments must be fully amortized at maturity.

When hedges of cash flow are eliminated, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive income" (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs, at which time that gain or loss is recognized in income, unless no longer expected the transaction to take place, in which case any cumulative gain or loss is recognized immediately in income.

Impairment of financial assets

a) Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments, the following factors are taken into account:

         • All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

         • The various types of risk to which each instrument is subject; and

         • The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

         • Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

         • Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

b) Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income.

When there is objective evidence that the aforementioned differences are due and the loss is considered permanent, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

c)           Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

The depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

a) Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3, "Business Combination".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that cannot be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill (net) - Other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase. In the case of a business combination achieved in stages, prior interest in the acquire is measured again at fair value at acquisition date when control of the acquire is obtained.

b) Other intangible assets

It is a non-monetary asset without physical substance. It basically arises from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Note 42-b financial statements contains more information regarding third-party assets managed by the Bank.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well in analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounted for, except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Stock-based compensation

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) service conditions, provided that the participant remains employed during the Plan to acquire a position to exercise their rights: (2) performance conditions, the number of Units exercisable by the participants will be determined according to the result of the determination of a bank's performance parameter: Total Shareholder Return (TSR) and may be reduced, if not achieved the objectives of the Return reducer of Capital Risk-Adjusted (RORAC), comparison between realized and budgeted in each year as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the market value of the shares of the Bank. The Bank measures the fair value of services rendered by reference to the fair value of equity instruments granted at the grant date, taking into account the market conditions for each plan when estimates the fair value.

a) Settlement in action

The Bank measures the fair value of services rendered by reference to the fair value of equity instruments granted at the grant date, taking into account the market conditions for each plan when the estimated fair value. In order to recognize the personnel costs in contrast with the capital reserves during the period of validity, as the services are received, the Bank considers the treatment of conditions of service and recognizes the amount for the services received during the period term based on the best assessment of the estimate for the number of equity instruments expected to vest.

b) Cash Settlement

For share-based payments settled in cash (in the form of appreciation of shares), the Bank measures the services and the corresponding liability incurred at the fair value in the valuation of the shares at the grant date and until the liability is settled, the Bank reassesses the fair value of the liability at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the personnel costs in contrast with the provisions in "other liabilities" throughout the duration, reflecting the period as the services are received, the Bank based on the total liabilities on the best estimate of the amount of value right of shares to be acquired at the end of the validity period and recognizes the value of the services received during the validity period based on the best estimative available. Periodically, the Bank analyzes such estimate number of outstanding stock appreciation rights to be acquired at the end of the grace period.

Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

a) Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

b) Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21.c of our financial statements. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

c) Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

Other long-term employee benefits

Other long-term employee benefits, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately".

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

10.86  Officers should describe the relevant items not evinced in the financial statements of the issuer, indicating (at year end):

(a)      assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

i. leases, assets and liabilities:

On December 31, 2015, Santander Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2015 is R$ 3,199 million, of which R$ 640 million up to 1 year, R$ 1,874 million from 1 year to up to 5 years and R$ 685 million after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$ 696 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2015 fiscal year were R$ 659 million.

On December 31, 2014, the total future minimum payments of non-cancelable operating leases as of December 31, 2014 is R$ 2,522 million, of which R$655 million up to 1 year, R$ 1,497 million from 1 year to up to 5 years and R$ 370 million after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$ 967 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$ 679 million.

Total future minimum payments of non-cancelable operating leases as of December 31, 2013 is R$ 2,639 million, of which R$ 688 million up to 1 year, R$ 1,628 million from 1 year to up to 5 years and R$ 323 million after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$ 2 million monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$ 714 million.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

ii. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating the respective liabilities:

Not applicable; no off-balance sheet items.

iii. contracts for future purchase and sale of products or services:

Not applicable; no off-balance sheet items.

iv. contracts for unfinished construction works:

Not applicable; no off-balance sheet items.

v. contracts for future financing receivables:

Not applicable; no off-balance sheet items.

(b)      Other items not evinced in the financial statements:

Santander Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

The following table summarizes at December 31, 2015, 2014 and 2013 all of the guarantees.

Finally, in December 31, 2015, the Bank held in custody debt securities and equity instruments totaling R$ 38,412, 152 in 2015, R$ 398,499,007 in 2014 and R$ 66,691,116 in 2013 entrusted to it by third parties.

10.7    Comments on items not evinced in the financial statements:

10.7    In relation to each of the items not evinced in the financial statements, as indicated in subsection 10.6, the officers should comment:

(a)      How such items change or may change revenues, expenses, operating income, financial expenses or other items of financial statements:

Items mentioned in subsection 10.6. No further effects to be evinced.

(b)      Nature and purpose of the operation:

Items mentioned in subsection 10.6. No further effects to be evinced.

(c)      Nature and amount of obligations undertaken and rights created in favor of the Company as a result of the operation:

Items mentioned in subsection 10.6. No further effects to be evinced.

10.8    Business Plan

10.10  Officers should indicate and comment on the key elements of the Company's business, specifically the following topics:

a.        Investments, including:

i.             quantitative and qualitative description of ongoing and planned investments

ii.            sources of investment financing

iii.           relevant ongoing divestments planned divestments

Our main capital expenditures include investments in information technology. Our I.T. platform focuses on our customers and supports our business model. In 2015, 2014 and 2013, the total of investments in information technology were R$ 858 million, R$ 1,029 million and R$ 1,014 million, respectively.

In 2014 and 2015, we continually improved our technologic platform by means of investments in systems and hardware renewal. During these years, our main projects were: RDA (Risk Data Aggregation) which is responsible for main systems’ data consolidation and “Digital Banking” projects, Internet Banking Mobile, Remote Manager and Biometry.

Technology management by specialized companies within the Santander Group enables us to achieve a global scale and other benefits similar to outsourcing, without the loss-of-control that is often seen when outsourcing core activities.

The major divestitures in the past three fiscal years were (i) the sale, in August, 2015, of our custody business throught the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A.; (ii) the sale, in December, 2013, of our asset management business to a holding company owned by Santander Spain and the private equity funds Warburg Pincus and General Atlantic for R$ 2,243 million; and (iii) the sale, in 2013, of real estate assets, mainly branches, to Santander Real Estate Mutual Fund (Santander Agências Fundo de Investimento Imobiliário); that generated gains of R$ 88 million.

In 2016, we will keep providing investments in information technology, in the approximate amount of R$ 850 million. The expected investments in infrastructure, particularly for security and projects, will be approximately R$ 300 million. Santander Brasil also expects to invest R$ 550 million in systems, related mainly to the development of the digital bank and the risk data aggregation.

b.        If already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that may materially affect the Company's production capacity.

In 2014, we opened and completed the migration of our operation to the new data processing center, located in Campinas, which we believe is the largest technology center in Latin America, with 800 thousand square meters. The objectives of the migration were: (i) maintain our systems with a high security level, (ii) optimize our technology activities and (iii) operate efficiently through the best use of energy and natural resources. The data center was designed in order to be an example of sustainable construction and consumes 20% less water and 30% less energy than our other data centers. In November 2015, our data center was recognized as one of the most efficient in Brazil at the Datacenter Dynamics Awards Brazil 2015 in the “Improvement in energy efficiency of the Data Center” category.

c.         New products and services, including:

i.          description of research in progress already disclosed

ii.         total amounts paid by the Company in research and development for new products or services

iii.        Projects in progress already published

iv.        Total amounts paid by the Company in developing new products or services

During the second quarter of 2014, we launched Santander Conta Conecta aimed at micro entrepreneurs, liberal and independent professionals, individuals or small companies. The offer consists of the benefits of a current account service package appropriate to the needs of the relevant /customer segment, along with the iZettle card reader, which enables customers to accept card payments through their internet-connected smartphone or tablet.

On July 31, 2014 we completed the acquisition of the operations of GetNet. The acquisition of GetNet was announced in April 4, 2014.

The acquisition of GetNet has given us more flexibility to invest in, and influence business strategy within, the Brazilian electronic payments segment, creating opportunities for us to gain scale in this segment and to take advantage of the product portfolio and services of GetNet.

Following the same thought, on October 3, 2014, we, through Aymoré CFI, signed an investment agreement with Super, whereby Aymoré CFI agreed to subscribe and pay for shares issued by Super representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services.

The transaction was concluded on December 12, 2014, following the completion of certain conditions precedent set forth in the investment agreement, including the prior approval of the Brazilian Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed for and acquired 20 million new common shares of Super for a value of R$31.128 million.

On January 4, 2016, Aymoré CFI informed the sellers its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$112 million. The closing of the transaction occurred in March 10, 2016.

As of the second half of 2014 and throughout 2015, we enabled the delivery of account cards as soon as the accounts were opened by the clients; biometric authentication security, including for cardless withdrawals; and new applications for accessing current account services via smartphone. For the branches, we delivered tools that enabled improved client offerings, such as an Auto Insurance comparison portal and a personalized offering information portal, as well simplifying access to the systems used by the branches. In 2015, we continued to expand our biometric authentication technology to our branches nationwide, and we had approximately 5,000 ATMs with biometric authentication capabilities in 2014 while we reached 8,000 ATMs with biometric authentication capabilities in 2015.

10.9    Comment on other factors that have materially affected the operating performance and that have not been identified or discussed in other subsections of this section.

All factors that have materially affected the Company's operating performance have been identified and discussed here in this section; so, there are no further factors to review.

EXHIBIT II - BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR

(Pursuant to item II of the sole paragraph of Article 9, Annex 9-1-II to CVM Instruction 481)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2015 was BRL [6,982,898] thousand in the individual financial statements, and BRL [6,998,196] thousand in the consolidated statement.

The calculation of net profit and reserve allocations, as well as the values available for distribution of dividends and interest on own capital are performed on the basis of the individual financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, and this may differ from the consolidated net profit, mainly due to the unrealized results recorded between consolidated companies.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on own capital that has already been declared

At each shareholder ordinary general meeting, the Board of Directors shall make a recommendation on the allocation of the net profit of the previous fiscal year, which will be the object of decision.

In 2015, the Board of Directors has approved the payment of interest over own capital to our shareholders in the amount of BRL 1,400 million, and dividends in the amount of BRL 4,800 million, ad referendum of the ordinary general meeting. These values were paid on August 28, 2015, October 5, 2015 and February 25, 2016, as shown in the table below in summarized form:

FY 2015	Highlight Date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	3/27/2015	150,000	0.018947368	0.020842105	0.039789473	0.018947368	0.020842105	0.039789473	8/28/2015
Intercalary Dividends	12/30/2015	1,600,000	0.202741153	0.223015268	0.425756421	0.202741153	0.223015268	0.425756421	2/25/2016
Dividends to Statutory Reserve Account	9/9/2015	3,050,000	0.385811566	0.424392722	0.810204288	0.385811566	0.424392722	0.810204288	10/5/2015
Interest on Already Declared Own Capital	12/30/15	1,400,000	0.177398509	0.19513836	0.372536869	0.150788732	0.165867606	0.316656338	02/25/2016

	Total	6,200,000	0.78489860	0.86338846	1.64828705	0.75828882	0.83411770	1.59240652

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2015, 93.46% of net profit of the Company was distributed, after allocation to the legal reserve, according to individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Central Bank and CVM standards as demonstrated below.

In thousands of Brazilians Reais

Description	2015	2014	2013
Net Profit	6,982,898	2,152,904	1,625,558
(-) Legal Reserve	349,235	107,645	81,278
(=) Net Profit Adjusted for the purpose of Dividends (i)	6,633,663	2,045,259	1,544,281
Mandatory Minimum Dividend (25%)	1,658,416	511,315	386,070
Interest on Own Capital (JCP)	1,400,000	690,000	300,000
Prepaid Dividends	4,800,000	740,193	1,144,473
Total (JCP + Dividends) (ii)	6,200,000	1,430,193	1,444,473
Dividend	4,541,584	918,878	1,058,403

% of Distributed Profit (ii) / (i)	93.46%	69.93%	93,54%

Dividends based on profits from previous fiscal years (iii)	-	99.807	955.527

% of Distributed Profit (ii) + (iii) / (i)	93.46%	74.81%	155.41%

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

There was no highlight of dividends based on the profit from previous fiscal years.

5. Inform, minus anticipated dividends and interest on own capital that has already been declared:

a. the gross dividend value and interest on own capital, in segregated form, by the action of each kind and class

Not applicable

b. the form and the deadline for payment of dividends and interest on own capital

Not applicable

c. possible incidence of update and interest on the dividends and interest on own capital

Not applicable

d. declaration date for dividend payment and interest on own capital considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on own capital on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. inform the amount of dividends or interest on own capital that has already been declared

b. inform the date of the respective payments

On March 27, 2015, the Board of Directors has approved, ad referendum of the shareholder Ordinary General Meeting to be held until April 30, 2016, the Executive Board proposal related to the declaration of the following earnings:

•         Intercalary Dividends in the form of art. 37-II of the Company's Bylaws, based on profits registered in a balance elaborated specifically for this purpose, on February 28, 2015, in the amount of BRL 150,000,000.00, equivalent to BRL 0.01894736807 per batch of one thousand (1,000) common shares and BRL 0.02084210488 per batch of one thousand (1,000) preferred shares; and BRL 0.03978947295 per batch of one thousand (1,000) units.

Shareholders who were registered in the Company's books at the end of March 27, 2015 were entitled to dividends approved at the March 27, 2015 meeting. Thus, from March 30, 2015 (including the same), shares of Santander Brazil were traded "ex-dividend". Dividends were paid on August 28, 2015.

On September 09, 2015, the Board of Directors has approved, ad referendum of the shareholder Ordinary General Meeting to be held until April 30, 2016, the Executive Board proposal related to the declaration of the following earnings:

•         Interim Dividends in the form of Article 37-III and paragraph 1 of the Company's Bylaws, based on profits registered in a balance elaborated specifically for this purpose, on June 30, 2015, in the amount of BRL 3,050,000,000.00, equivalent to BRL 0.38581156569 per common share, 0.42439272226 per preferred share, and BRL 0.81020428795 per Unit.

Shareholders who were registered in the Company's books at the end of September 9, 2015 were entitled to interim dividends approved at the September 9, 2015 meeting. Thus, from September 10, 2015 (including the same), shares of Santander Brazil were traded "ex-dividend". Dividends were paid on October 5, 2015.

On December 30, 2015, the Board of Directors has approved, ad referendum of the shareholder Ordinary General Meeting to be held until April 30, 2016, the Executive Board proposal related to the declaration of the following earnings:

•         Intercalary Dividends in the form of art. 37-II of the Company's Bylaws, based on profits registered in a balance elaborated specifically for this purpose, on November 30, 2015, in the amount of BRL 1,600,000,000.00, equivalent to BRL 0.20274115294 per batch of one thousand (1,000) common shares and BRL 0.22301526823 per batch of one thousand (1,000) preferred shares; and BRL 0.42575642117 per batch of one thousand (1,000) units; and

•         Interest on Own Capital, pursuant to art. 17-XVIII of the Company's Bylaws, in the gross amount of BRL 1,400,000,000.00, equivalent to BRL 0.17739850882 per common share, BRL 0.19513835971 per preferred share and BRL 0.37253686853 per Unit which, after deducting the value related to the Income tax Withheld at Source ("IRRF") in the form of existing legislation, import the net amount equivalent to BRL 0.15078873250 per common share, BRL 0.16586760575 per preferred share and BRL 0.31665633825 per Unit, except for immune and/or exempted shareholders.

Shareholders who were registered in the Company's books at the end of December 30, 2015 were entitled to interim dividends approved at the December 30, 2015 meeting. Thus, from January 04, 2016 (including the same), shares of Santander Brazil were traded "ex-dividend". Dividends were paid on February 25, 2016.

Below is a summary of dividends and interest on own capital anticipated in 2015:

FY 2015	Highlight Date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	3/27/2015	150,000	0.018947368	0.020842105	0.039789473	0.018947368	0.020842105	0.039789473	8/28/2015
Intercalary Dividends	12/30/2015	1,600,000	0.202741153	0.223015268	0.425756421	0.202741153	0.223015268	0.425756421	2/25/2016
Dividends to Statutory Reserve Account	9/9/2015	3,050,000	0.385811566	0.424392722	0.810204288	0.385811566	0.424392722	0.810204288	10/5/2015
Interest on Already Declared Own Capital	12/30/15	1,400,000	0.177398509	0.19513836	0.372536869	0.150788732	0.165867606	0.316656338	02/25/2016

	Total	6,200,000	0.78489860	0.86338846	1.64828705	0.75828882	0.83411770	1.59240652

7. Provide comparative table indicating the following values per share of each type and class:

a. net profit for the fiscal year and the 3 (three) previous fiscal years

The net profit for the last 3 fiscal years is shown below as the Company's individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Banco Central and CVM standards:

Description	2015	2014	2013
Net Profit (in thousand BRL)	6,982,898	2,152,904	1,625,558

Profit per Share (in BRL)
Common Share	0.92329	0.28325	0.00407
Preferred Share	0.92329	0.28325	0.00407

Common Shares (in thousands)	3,850,971	3,869,850	212,841,732
Preferred Shares (in thousands)	3,712,112	3,730,991	186,202,385

b. dividend and interest on own capital distributed in 3 the (three) previous fiscal years

FY 2015	Highlight Date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	03/27/2015	150,000	0.01894737	0.02084210	0.03978947	0.01894737	0.02084210	0.03978947	08/28/2015
Intercalary Dividends	12/30/2015	1,600,000	0.20274115	0.22301527	0.42575642	0.20274115	0.22301527	0.42575642	02/25/2016
Dividends to Statutory Reserve Account	09/9/2015	3,050,000	0.38581157	0.42439272	0.81020429	0.38581157	0.42439272	0.81020429	10/5/2015
Interest on Already Declared Own Capital	12/30/15	1,400,000	0.17739851	0.19513836	0.37253687	0.15078873	0.16586761	0.31665634	02/25/2016

	Total	6,200,000	0.78489860	0.86338846	1.64828705	0.75828882	0.83411770	1.59240652

FY 2014	Highlight Date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	3/26/2014	120,193	0.00028971	0.00031868	0.03184781	0.00028971	0.00031868	0.03186781	08/28/2015
Intercalary Dividends	6/25/2014	400,000	0.05050050	0.05555055	0.10605105	0.05050050	0.05555055	0.10605105	08/28/2016
Intercalary Dividends	9/25/2014	220,000	0.02777379	0.03055117	0.05832497	0.02777379	0.03055117	0.05832497	02/26/2015
Interest on Already Declared Own Capital	12/30/14	690,000	0.08721201	0.09593321	0.18314521	0.07413020	0.08154323	0.15567343	02/26/2016

	Total	1,430,193	0.16577601	0.18235361	0.37938904	0.15268421	0.16796363	0.35191725

FY 2013	Highlight Date	Gross Amount (in thousand BRL)	Gross Value per share (in BRL)			Net Value per share (in BRL)			Payment Date
			ON	PN	Unit	ON	PN	Unit
Interest on Already Declared Own Capital	03/27/2013	300,000	0.03771526	0.04148678	4.14867834	0.03205797	0.03526377	3.52637659	08/29/2013
Intercalary Dividends	09/26/2013	144,473	0.01819770	0.02001747	2.00174733	0.01819770	0.02001747	2.00174733	02/26/2014
Intercalary Dividends	12/30/2013	1,000,000	0.12602615	0.13862877	13.86287670	0.12602615	0.13862877	13.86287670	02/26/2014

	Total	1,444,473	0.18193911	0.20013302	20.01330237	0.17628182	0.19391001	19.39100062

8. In case there is allocation of profits to legal reserve

a. identify the amount intended for the legal reserve

Of the net profit for the fiscal year 2015, in the amount of BRL 6,982,898 thousand, the installment of 5% was allocated for constituting the legal reserve in the amount of BRL 349,235 thousand.

b. detail the way to calculate the legal reserve

In accordance with Article 193 of Corporations Law, there is a requirement for the constitution of the legal reserve, to which one must devote 5% of the net profit of each fiscal year until the total reserve amount is equal to 20% of the share capital.  However, the allocation to the legal reserve may not occur in any fiscal year in which the legal reserve, when added to other constituted capital reserves, exceeds 30% of the share capital. Potential net losses may be charged against the legal reserve.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the form of calculations for the fixed or minimum dividends

In the Company's Bylaws, there are no preferred shares entitled to fixed or minimum dividends. Preferred Shares shall ensure their holders, among other rights, priority in the allocation of dividends, as well as dividends 10% higher than those given to ordinary shares.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the form of calculation provided for in the bylaws

The Company's Bylaws provides that an amount not less than 25% of the net profit, deducted from allocations for legal and contingency reserves, must be available for distribution in the form of dividends or interest on own capital in any fiscal year. This amount represents the mandatory dividends. The calculation of net profit and allocations for reservations, as well as the values available for distribution, are performed on the basis of our financial statements prepared in accordance with the Accounting Practices Adopted in Brazil.

b. inform whether it is being paid in full

In the fiscal year 2015 the mandatory dividend was fully paid as shown in the worksheet below:

Description	2015	2014	2013
Net profit	6,982,898	2,152,904	1,625,558
(-) Legal Reserve	349,235	107,645	81,278
(=) Net Profit Adjusted for purposes of Dividends	6,633,663	2,045,259	1,544,281
Mandatory Minimum Dividend (25%)	1,658,416	511,315	386,070
Interest on Own Capital (JCP)	1,400,000	690,000	300,000
Prepaid Dividends	4,800,000	740,193	1,144,473
Total (JCP + Dividends)	6,200,000	1,430,193	1,444,473
Dividend Over the Mandatory Minimum	4,541,584	918,878	1,058,403

c. inform any amount withheld

There was no minimum mandatory dividend withholding

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount intended for the reserve

There was no allocation of results for constituting contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount intended for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

Santander Brazil's Bylaws establish that, after deduction of the values intended for legal reserve and the obligatory dividend, it is possible to allocate the remaining balance from the adjusted net income for the dividend equalization reserve, which may not exceed 50% of the value of its share capital.

b. identify the amount intended for the reserve

In the profit allocation proposal for the fiscal year 2015, the remaining balance of this profit in the amount of BRL 433.663 thousand, after allocations to the legal reserve account, to dividends and interest on own capital, has been allocated to the dividend equalization reserve account.

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2015, after allocations to the legal reserve account, to dividends and interest on own capital.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no profit retention in the Company, in accordance with the capital budget.

b. provide copy of capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount intended for the reserve

There was no allocation of results for constituting tax incentives reserve in the Company.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III – (Pursuant to item II of Article 12 to CVM Instruction 481) ITEM 13 of Annex 24 of CVM Instruction 481– Reference Form

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees

13.1.1. Board of Directors

All Members of the Board of Directors are entitled to a Fixed Remuneration comprised of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board may receive also a yearly variable remuneration for services rendered, under resolution of the Remuneration Committee and the Board of Directors, and always within the overall threshold of such yearly remuneration as approved in Annual General Meeting. The Chairman of the Board of Directors is eligible to participate of the private pension plan offered by the Company.

Let us highlight that, when a member of the Board of Directors is also a member of the Audit Committee of the Company, then, pursuant to the applicable regulation and the provisions of the internal guidelines of the Audit Committee, such member shall opt for remuneration from one of such bodies. Regarding the remaining assistance committees, if either member of the Board of Directors is also a member thereof, then such member shall be entitled to the remuneration applicable to the position of member of the Board and shall receive a bonus at the individual amount of BRL 12,000.00 (twelve thousand BRL) per meeting held in such assistance committee. As regards the Coordinator of the Risk Committee, the bonus per meeting shall be BRL 18,000.00 (eighteen thousand BRL).

In the specific event that the Chairman of the Board of Directors of the Company is a member of any of the assistance committees, the Chairman shall be entitled only to such remuneration as applicable to the position of Chairman of the Board of Directors of the Company.

13.1.1.a. Objectives of the remuneration policy or practice for the Board of Directors

The remuneration policy of the Board of Directors seeks to assure the following premises:

•         To make sure to align the interests of shareholders and the public with whom the Company relates to; and

•         To promote the good performance of the Company ensuring the interests of shareholders through a long-term commitment.

13.1.1.b. Board of Directors’ remuneration composition, indicating:

I. Description of the remuneration elements and objectives of each

The remuneration of the Board of Directors is composed of:

•         Fixed Remuneration: Consists of monthly fees, based on data from market research prepared by specialized external consultants, the global maximum value of which is approved annually at the Annual General Meeting.

•         Variable Remuneration (Self-Management Program – PPG): If any variable remuneration is awarded to the Chairman of the Board, the calculation of such remuneration must take into account the individual performance, the business unit performance, and the organization performance as a whole. It must take into account the mode of payment and the different rates of deferment, according to the level of variable compensation received in the year, and comply with ‘Malus’ clause with possible reduction up to 100% of the variable remuneration value, in such events as predicted.

•         Benefits: The Company gives the Independent Directors and Advisers who do not exercise position on the Executive Board of the Company or another company of Santander Group, some benefits aligned to the dimension of the position and market practices, such as medical and dental care and life insurance. To the Chairman of the Board of Directors, in addition to these benefits mentioned, car and driver are provided as well. Likewise, to the Vice Chairman of the Board, car and fuel are available. To expatriate Bboard members the Organization may also offer benefits such as expatriation housing assistance and reimbursement of children’s school fees, among others.

•         Private Pension: Private Pension is a financial planning tool that aims to provide future supplementary income. The main pension plan provided by the Company is the SantaderPrevi, which is currently the only one open to new subscriptions. The Chairman of the Board of Directors is eligible to participate of the private pension plan. To date, Members of the Board of Directors who are not officers or employees of the Company are not eligible for private pension.

•         Stock-Based Remuneration: To date, no stock-based remuneration for the members of this body was set.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

The estimated size of each element in total Remuneration ratio is the following:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the board members’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Variable Income: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the board members’ compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•         Pension: As defined in the plan regulation. Please see item 13.10.

•         Stock-Based Remuneration: N/A

IV. Reasons for remuneration composition

The proposed remuneration considers the experience of the members of the Board, the need for retention of members in a competitive market and promotion of smooth Company performance.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

The members of the Board holding executive positions in the Bank or the controlling shareholder are not remunerated for their positions in the Board of Directors, as they are already remunerated for their executive positions.

13.1.1.c. Key performance indicators that are taken into consideration in determining each remuneration element

The maximum setting of values is approved by the Annual General Meeting considering the results of the Company in the last fiscal year and expected results for the current fiscal year, including, but not limited to, net profits.

13.1.1.d. How remuneration is structured to reflect the evolution of performance indicators

The remuneration of the Members of the Board of Directors is set considering the responsibility and seniority of members.

13.1.1.e. How the remuneration policy or practice is aligned with the short, medium and long-term interests of the issuer

The remuneration policy is aligned with the Company’s interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed and variable remuneration, encouraging the high performance thereof, always in line with the interests of the Company and its shareholders.

13.1.1.f. Existence of remuneration supported by subsidiaries or direct or indirect controlling or controlled entities

The remuneration of the members of the Board of Directors is not supported by subsidiaries or any entities directly or indirectly controlling or controlled by the Company. However, the members of the Board of Directors who also hold executive offices in Santander Spain or other entities controlled by Santander Spain are paid for such services directly by such entities, according to the office they hold.

13.1.1.g. Existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the transfer of control of the issuer corporate

No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.2 Executive Board

Executive Board members earn: Fixed Remuneration consisting of monthly payments, benefits, pension and a variable remuneration, provided they are within the overall ceiling of the annual remuneration approved at the Annual General Meeting.

13.1.2.a         Objectives of the remuneration policy or practice

The purpose of the policy/practice of remuneration of Executive Directors is to support the strategy of the organization, to ensure the following assumptions:

•         Ensure alignment of the interests of shareholders and the public with whom the Company relates;

•         Recognize meritocracy, differentiating the individual contributions of the areas and the Company’s compliance with the objectives and implementation of business strategies proposed by the Executive Board and approved by the Board of Directors;

•         Promote good and recurrent company performance, and safeguard the interests of shareholders, through a long-term commitment of the members of the Executive Board;

•         Allow the career development of executives; and

•         Maintain the competitiveness of the Company’s Remuneration compared with major competitors in order to retain key executives.

13.1.2.b         Executive Board’ Remuneration composition, indicating:

I. Description of the remuneration elements and objectives of each

The remuneration of the Executive Board consists of fixed and variable parts, as detailed below:

•       Fixed Remuneration: Fixed remuneration consists of the contractual salary of each executive. Santander Brazil has twelve (12) levels of salary grades for Fixed Remuneration, and three (3) are of Directors. The salary is linked to the position held and the pay grade corresponding as reference. The individual salary also considers historical performance and seniority of occupants and is aligned with market practices, measured periodically through salary surveys performed by specialized consultants.

•       Benefits: In line with the scope of the office held and the market practices, namely:

•         Medical Care: coverage for medical appointments, laboratory tests, therapies and hospitalization at private room and  values are provided for use of non-accredited network.

•         Dental Care: Directors may opt for one of the two (2) plans covering dental care.

•         Life Insurance: Coverage in case of death or disability of the executive, including capital insured in case of death of spouse or children under twenty-one (21) years old.

•         Automobile: 0 KM car for mobility or money specific to that purpose.

•         Pension: Pension Plan is a financial planning tool made to provide future additional income. The main pension plan offered by the Company is SantanderPrevi which is currently the only one open to new members.

•         Variable Remuneration: The variable remuneration shall consist of the annual Variable Income Plan (PPG – Self-Management Program) and the Long Term Incentive (ILP) Plans.

➢  Self-Management Program (PPG)

The objective of the Annual Variable Income plan (PPG) is to recognize, through meritocracy, the best performance in the Organization. This plan, to which the members of the Executive Board are eligible, takes into account the following criteria:

Individual performance: Measured through institutional performance assessment tool (objective direction sheet – DPO) and includes quantitative and qualitative indicators. It is monitored by the Vice President Chief Financial Officer (CFO) and has its indicators and targets approved by the Executive Committee.

Business unit performance: Measured through the objective direction sheet (DPO) of the area and reflects the goals of the area in the fiscal year. Its indicators and targets are approved by the

Executive Committee and monitored monthly by the Vice President CFO.

The institution’s performance as a whole: As of 2015, it involves compliance with the net profit indicator and the RoRWA (Return on Risk Weighted Assets) indicator, according to the following:

Modifier shall mean the net profit increase rate in comparison with the former year. This modifier is added to achievement of net profit vs. budget, as shown in the following table:

LL 2015 vs. 2014	Adjustment
< -10% -10% to +10% >+10%	-5% -5% to +5% +5%

The annual variable income for the statutory officers is paid as follows:

In the case of the CEO, the deferral in this plan is at least 50%, with 25% at least of each of the items mentioned above.

The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between BRL 5.5 MM and BRL 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than BRL 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the President Director, or in the event that the variable compensation value is higher than BRL 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

The plan is still subject to Malus, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may approve reduction up to 100% of the value of each participant in the following cases:

Unsatisfactory financial performance of the Company;

Breach of internal rules applicable to the participant, including but not limited to risk management policies;

Substantial change in the financial condition of Santander Brazil, as opined by external auditors, except as a result of changes in accounting standards. Should the Board of Directors deem it necessary, Santander Group’s statements may also be taken into account in this analysis; or

Significant variations in capital base or qualitative risk assessment of Santander Brazil. Should the Board of Directors deem it necessary, the analysis of Santander Group’s capital variations may also be taken into account in this analysis.

The Performance of the Directors is measured by institutional tool (DPO = Direction by Objectives). There is the period of engagement of targets, which is held at the beginning of the year, after the six-month review, and finally, in a scale of 05 levels, performance score is assigned at the end of the year. This score is one of the items that are used in setting the value of the variable annual remuneration (PPG).

➢  Long Term Incentive (ILP) Plans

The objective of the ILP is to align the interests of the Organization and the interests of participants, encouraging the retention of long-term career.

There are three (3) ILP plans in force, two (2) of them being Call Option Plans – the SOP 2014 and the SOP 2013 – and a Global Stock Plan (ILP CRDIV).

Stock Call Option Plans – Units which last about three (3) years and have an exercise period of two (2) years. The number of Units exercisable by the participants is determined according to the result of the determination of a company’s performance parameter: Total Shareholder Return (“TSR”) and may be reduced, if not achieved the objectives of reducers Return on Risk Weighted Assets (“RORWA”) or Return on Risk Adjusted Capital (“RORAC”) – depending on the plan – comparison between realized and budgeted in each year, as determined by the Board of Directors for each plan. Additionally, it is necessary that the participant remains with the Company during the term of the Plans to acquire a position to exercise those options.

Plans will be settled in Units, by the difference between the closing price on the exercise date and the “Strike Price”, net of PIT.

Plans are subject to a Malus clause, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may adopt to reduce up to 100% of the value of each participant in the following events:

•           Poor financial performance of the Company;

•           Breach by the Participant, of rules and internal regulations, in particular those related to risk;

•           Substantial changes in the financial statements of Santander Brazil, or Santander Group, considered by the external auditors, except as a result of changes in accounting standards; or

•           Significant changes in the stock capital or qualitative risk assessment of Santander Brazil or Santander Group.

Plans also include an additional deferral of 40% (or 50% for the CEO) of the exercised shares in three (3) annual installments, and one (1) year from backup withholding, i.e., there is restriction on sale, for up to four years from the date of exercise (1/3 for 2 years, 1/3 for 3 years and 1/3 for 4 years).

➢  Global Plan – ILP CRDIV

In 2014, it was launched a stock delivery plan called Long-Term Incentive Program Global Award 2014 – ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator for the main global competitors, and settlement will be in shares of Santander Group worldwide.

The Long-Term Incentive Program Global Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one year after each delivery, subject to achievement of indicator Total Shareholder Return of Santander Group in relation to its main competitors worldwide.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

The estimated size of each element in total Remuneration ratio is the following:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the officers’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Variable Income: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the officers’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the officers’ compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose to the Board of Directors.

•       Pension: As defined in the plan regulation. Please see item 13.10.

•       Stock-Based Remuneration: As defined in each plan regulation. Please see item 13.4.

IV. Reasons for Remuneration composition

The proposed remuneration considers the experience of Executive Officers, the need to retain talent in a competitive market and the promotion of good performance of the Organization through a long-term commitment of the members of the Executive Board.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

There are no members that are not remunerated by the Executive Board.

13.1.2.c. Key performance indicators that are taken into consideration in determining each Remuneration element

•         Fixed Remuneration: Without any attached indicator.

•         Variable Remuneration: They are based on the Company’s result indicators, including indicators of recurrent net profit, Return on Risk Weighted Assets (RoRWA), results from areas and individual performance. Both quantitative factors that depend on the area and qualitative (aligning the Bank’s values, teamwork, etc.) are considered in the evaluation of the individual.

•         Benefits: Without any attached indicator.

•         Pension: Without any attached indicator.

•         Stock-Based Remuneration: ILP Plan, as described in item 13.4.

13.1.2.d. How the remuneration is structured to reflect the evolution of performance indicators

The Board of Directors assesses compliance with established objectives and budget of the Company for the purpose of verifying whether the results justify distributions of funds to the proposed limits.

13.1.2.e. How the policy or practice of Remuneration aligns the interests of the short, medium and long-term issuer

The remuneration policy of the Company offers to executives plans like the Self-Management Program (“PPG”), the ILP (global and local) Plans and the Deferral Plan in order to align the interests of the Organization and executives. There is a search, on one hand, for sustainable growth and profitability of the Company, and on the other hand, the recognition of the contribution of executives to the development activities of the Company.

13.1.2.f.        Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

The remuneration of the Executive Board is not supported by subsidiaries or direct or indirect controlled or controlling entities. However, the results of subsidiaries and affiliates influence on the consolidated results of the Company and, consequently, the variable remuneration of the Executive Board.

13.1.2.g. Any Remuneration or benefit linked to the occurrence of certain corporate events, such as the transfer of corporate control of the issuer

There is no Remuneration or benefit related to the occurrence of certain corporate events.

13.1.3. Audit Committee

The Audit Committee consists of a minimum of three (3) and maximum of six (6) members appointed by the Board of Directors from among persons, whether or not members of the Board of Directors, which meet legal and regulatory requirements to perform the duties.

            13.1.3.a.       Objectives of the policy or practice of Remuneration

The remuneration of the Audit Committee shall be suited to attract qualified, experienced professionals and recognize for the performance of their duties established in the corporate charter.

13.1.3.b. Audit Committee’s Remuneration composition, indicating

I. Description of the Remuneration elements and objectives of each

         The remuneration of the Audit Committee is composed of:

•         Fixed Remuneration: Twelve (12) installments, according to the amounts set annually by the Board of Directors.

•         Benefits: They are granted Medical and Dental Health care and Life Insurance.

•         Pension: Members of the audit committee are not eligible for private pension.

II. In relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

         The estimated size of each element in total Remuneration ratio is:

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: There is no automatic methodology for adjustments. Every year, market researches are carried out to evaluate the competitiveness of the board members’ compensation. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose adjustments to the Board of Directors.

•         Variable Remuneration: N/A

•         Benefits: There is no automatic methodology for adjustments. Every year, market researchers are carried out to evaluate the competitiveness of the Audit Committee compensation, including benefits. Should any relevant difference in relation to the market be found, the Remuneration Committee shall consider the need to propose adjustments to the Board of Directors.

•         Pension: N/A

•         Stock-Based Remuneration: N/A

            IV. Reasons for Remuneration composition

         The proposed remuneration considers the experience of the members of the Audit Committee, the need for retention of members in a competitive market, the promotion of good performance of the Company and alignment with the strategy of the shareholders.

V. The existence of members that are not remunerated by the issuer and the reason for this fact

There are no members that are not remunerated by the Audit Committee.

            13.1.3.c.        Key performance indicators that are taken into consideration in determining each Remuneration element

         The maximum setting of values is approved by the annual general meeting considering the results of the Company in the last fiscal year and results expected for the current year, including, but not limited to, net profit.

            13.1.3.d. How Remuneration is structured to reflect the evolution of performance indicators

         The remuneration of the members of the Audit Committee is set annually by the General Meeting and is not directly tied to short and medium term performance.

            13.1.3.e. How the policy or practice of Remuneration aligns with the interests of the short, medium and long-term issuer

         The remuneration policy is aligned with the Company’s interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed remuneration, always in line with the interests of the Company and its shareholders.

            13.1.3.f. Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

         There is none.

            13.1.3.g. Existence of any Remuneration or benefits linked to the occurrence of certain corporate events such as the transfer of control of the issuer

         No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.4. Nomination and Remuneration, Corporate Governance, and Sustainability & Risk Committees

At the Board of Directors’ meeting held in May 28, 2013, the remuneration of the members of the Nomination and Remuneration, Corporate Governance and Sustainability & Risk Committee, in the individual value of BRL 12,000.00 (twelve thousand reais) for each meeting to be held, was approved, with which shall only be entitled to such remuneration those members who are not officers in the Executive Board, or as Chairman of the Board of Directors. Regarding the Coordinator of the Risk Committee and the Remuneration Committee, the bonus per meeting is BRL 18,000.00 (eighteen thousand BRL).

The members of the Nomination and Remuneration Committee are not entitled to receive any other form of Remuneration or benefit.

13.2. Total remuneration of the Board of Directors, Statutory Board and Audit Committee

The number of members per body corresponds to the yearly average determined on a monthly basis.

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

Variable Remuneration in fiscal years 2013, 2014, 2015 and expected in 2016:

Year 2013

Amounts in BRL

Year 2014

Amounts in BRL

Year 2015

Amounts in BRL

Year 2016

Amounts in BRL

13.4.   Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year

            13.4.a. General Terms and Conditions

The Company has three (3) long-term compensation plans, bound to the price performance in the stock market: Local Long-Term Incentive Program, Global Long Term Incentive Program, and Deferral Plan.

Officers and non-executive employees who are nominated by the Board of Directors are eligible for these plans. Plans have a duration of three (3) years, promoting eligible employees’ commitment to the long-term results.

            13.4.a.1. Local Plans

The Local Long Term Incentive Program encompasses two (2) different plans: the Stock Options Plan (SOP) for executives and the Performance Share Plan (PSP). SOP is a call option plan for stocks of the company (Units SANB11), for officers, while PSP is an incentive plan for all executives of all areas. The purpose of such plans is to keep the employees committed to the long-term results.

Stock Options Plan (SOP)

SOP is a stock option plan for units. The period to execute options is two years. The plan participant must stay with the Company during the plan’s effective term in order to be eligible to execute the options on their corresponding units.

SOP IPO

         On February 3, 2010, the shareholders approved the granting of SOP 2012 with execution period from June 30, 2012 to June 30, 2014. The number of executable units in this plan is determined at: (i) 50% (fifty percent) of achievement is bound to TSR (Total Shareholder Return); and (ii) 50% (fifty percent) is based on comparison ‘net profit’ vs. ‘budgeted profit’.

SOP for Delivery in 2014

On October 25, 2011, the shareholders approved the granting of SOP for Delivery in 2014, with execution period from June 30, 2014 to June 30, 2016. The number of executable units was determined according to TSR (Total Shareholder Return) and the number of executable units was reduced by the achievement of RORAC (Return on Risk Adjusted Capital) goals, in each fiscal year.

SOP 2013

On April 29, 2013, the shareholders approved the granting of SOP 2013, with execution period from June 30, 2016 to June 30, 2018. The number of executable units was determined according to the Company’s performance parameter calculation result: TSR (Total Shareholder Return), and may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, when comparing ‘achieved’ vs. ‘budgeted’ in each year.

Local Plan – PSP (Performance Share Plan)

PSP consists of long-term remuneration based on Units and on cash indexed to the Unit.

PSP

On February 3, 2010, the shareholders approved the PSP Plan. Under such Plan, the participants receive 50% (fifty percent) of the remuneration in cash and 50% (fifty percent) in Units, attached to TSR and RoRWA indicators.

PSP 2013

On April 29, 2013, the shareholders approved the PSP 2013 plan. Within the framework of this plan, participants receive 100% (one hundred percent) of remuneration in Units. The amount of such Units may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, based on comparison ‘achieved’ vs. ‘budgeted’ in each year.

            13.4.a.2. Global Plans

Plans PI10, PI11, PI12, PI13 e PI14

The Board of Directors of Santander Spain, held on March 26, 2008, adopted the policy of Long-Term Incentives aimed at executives of Santander Spain and Santander Group (excluding Banesto). This policy provides compensation tied to stock performance of Santander Spain according to what was established in the Annual General Meeting.

The plan that makes up the aforementioned policy of incentives is the Action Plan for Performance.

The Plan involves cycles of three (3) years of delivery of shares to the recipients. The goal is to establish an appropriate sequence between the incentive plan expiration and the successive cycles of this plan. Thus, the first two (2) cycles started in July 2007, with the first cycle lasting two (2) years (PI09) and the other cycles having an average of three (3) years (PI10, PI11, PI12, PI13 and PI14).

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Bank during the plan. Cycles achieving the goals determined the number of shares to be delivered, defined by comparing the performance of Santander Spain with the performance of the financial institutions group used as a reference and linked to two parameters, namely Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated for Santander Spain and each of the reference companies, and the results were sorted in ascending order. Each of the two criteria (TSR and EPS) were weighted in proportion of 50% to calculate the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking among the reference financial institutions.

For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

         Global Plan – ILP CRDIV

A stock delivery plan known as Global Long Term Incentive Award 2014 (ILP CRDIV) was launched in 2014. This plan is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

            13.4.a.3. Deferral Plans

The Deferral Plans are available to Statutory Directors, executives with management positions, and other eligible employees. As part of the Deferral Plan, participants receive the variable remuneration in a period of three (3) or five (5) years.

Deferral plans are renewed and updated each year. From 2015, there are four plans in place: one for each fiscal year, 2012, 2013, 2014 and 2015.

Deferral Plan – 2014 and 2015

         In 2015, the plan is divided into two (2) plans:

•         Identified Collective Plan: Statutory and Executive Directors. Statutory and Executive Directors who take significant risks to the Bank, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash and 50% (fifty percent) in shares (Units SANB11).

•         Unidentified Collective Plan – Employees. Eligible for this plan are the managerial employees and certain other employees. Deferred compensation is paid 100% (one hundred percent) in cash.

Deferral Plan – 2012 and 2013

         In 2012 and 2013, the plan was divided into two (2) plans:

•         Identified Collective Plan: Statutory and Executive Directors. Statutory and Executive Directors who take significant risks to the Bank, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash and 50% (fifty percent) in Units.

•         Unidentified Collective Plan – Employees. Eligible for this plan are the managerial employees and certain other employees. Deferred compensation is paid 100% (one hundred percent) in cash.

          13.4.b. Main objectives of the plans

•         Align the interests of the Company and participants so as to, on the one hand, achieve the growth and profitability of the Company, and on the other hand, the recognition of the contribution of participants in developing the Company activities;

•         Enable the Company to retain participants in its payroll, offering them an additional advantage, the opportunity to develop or increase their interest as shareholders of the Company; and

•         Promote the good performance of the Company and the interests of shareholders through a long-term commitment by participants.

13.4.c. How the plans contribute to the objectives

The Plans contribute to the aforesaid objectives by encouraging executives to make an effort to achieve the following indicators: Total Shareholder Return (TSR), budgeted net profit vs. achieved net profit comparison, RORAC (Return on Risk Adjusted Assets), RoRWA (Return on Risk Weighted Assets) and growth in Earnings per Share (EPS). These indicators were defined in the Regulation of the respective Plans.

13.4.d. How the plans are included in the issuer’s remuneration policy

The plans are a key piece in the Company’s compensation strategy because they act as efficient tools for recognition and retention of members of the Executive Board in the short, medium and long term, and align the interests of executives with the interests of the Company.

          13.4.e. How the plans align the interests of officers and the issuer in the short, medium and long term

        The plans align the interests of members of the Executive Board and the Company in the short, medium and long term as the options are exercised and the shares are received only if the Company’s strategic objectives are achieved consistently for the cycle duration of the plans.

          13.4.g. Maximum number of options to be granted

          13.4.h. Conditions to purchase shares

          13.4.h.1. Local Plans

          SOP IPO

Share Option Plan, where new shares of the Company are issued (Units SANB11), promoting a commitment of the Board of Officers with the long-term results. The period commenced on June 30, 2012 extends over two (2) years. The number of executable units in this plan was determined by (i) 50% (fifty percent) of achievement bound to Total Shareholder Return (TSR) and (ii) 50% (fifty percent) based on comparison ‘net profit’ vs. ‘budgeted profit’.

        PSP

A Variable Compensation Plan, where (i) fifty percent (50%) consists of the delivery in Units, which cannot be sold during the term of one (1) year from the date of exercise, and (ii) fifty percent (50%) is paid in cash, which can be freely used by the participants (“Bonus”), after deductions of all applicable taxes, charges and withholdings. For the delivery of the units, such TSR and RoRWA indicators as specified in the regulation must be met.

        SOP for delivery in 2014

The amount of Units exercisable by the participants was determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and was be reduced upon failure to achieve the goals of the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year. Additionally, the participant had to remain in the Company to be entitled to receive the options.

The plan shall be settled in Share Deposit Certificates (Units) by the difference between the closing price on the exercise date and the Strike Price, net of Personal Income Tax.

        SOP 2013

        The number of Units exercisable by participants shall be determined according to the measurement of performance parameters of the Company: Total Shareholder Return (TSR), and can be reduced on non-performance of return on risk weighted assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, the participant must remain in the Company during the term of the Plan to be entitled to exercise the Units corresponding to remuneration. In order to be entitled to receive options, the goals specified in the Regulation must be met.

             PSP 2013

Payment will be made upon delivery of the corresponding Units. The number of Units to be delivered to participants shall be determined according to the measurement of a performance parameter of the Company – Total Shareholder Return (TSR) – and can be reduced on non-performance of return on risk weighted assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors.

             13.4.h.2. Global Plans

For each cycle, a maximum number of shares was established for each beneficiary. In the first three (3) cycles, the goals determine the number of shares to be delivered, by comparing the performance of Santander Spain with the performance of the group of Financial Institutions used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated relative to Santander Spain and each of the reference companies and the results sorted in ascending order. Each of the two criteria (TSR and EPS growth) were weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking of the reference financial institutions.

        For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a Performance Parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

Global Plan – ILP CRDIV:

This plan, launched in 2014, is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the plan in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

          13.4.h.3. Deferral Plans

                Deferral – Cycle 1

The plan’s object was the payment in cash of part of the variable remuneration payable by the Company to participants of the plan, in the terms of its remuneration policy, which payment is subject to the future performance of Units SANB11. The plan did not cause dilution of the share capital of the Company, since the participants are not granted the status of shareholder of the Bank, or any other rights or privileges attached to such status.

            Deferral – Cycle 2 (2011), Cycle 3 (2012), Cycle 4 (2013), Cycle 5 (2014) and Cycle 6 (2015)

The Plan is part of the current regulatory environment applicable to the Company, especially in light of the Resolution of the National Monetary Council No. 3921 of November 25, 2010 (“Resolution No. 3921/10”), by which financial institutions must meet certain requirements deferred for future payment of a portion of variable compensation payable to its managers and other employees, taking into account the sustainable financial basis of long-term adjustments in future payments depending on the assumed risks and the fluctuations in the cost of capital.

The plan is divided into 02 plans:

Identified Collective Plan

In 2011, were included in this rule participants of the Executive Committee and other executives who took significant risks in the Company and who were in charge of the control areas. The deferral was half in cash.

In 2012, this plan was implemented to comply with Resolution No. 3921/10. In 2012, all statutory Officers of the Group’s companies authorized to operate by the Central Bank of Brazil were included in this deferral plan.

For this group the rules for deferment of short-term variable income were applied as follows:

In the case of the CEO, the deferral in this plan is at least 50%, with at least 25% each of the items mentioned above. The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between BRL 5.5 MM and BRL 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than BRL 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the President Director, or in the event that the variable compensation value is higher than BRL 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

•       Unidentified Collective Plan

Payment is made in cash in three (3) equal annual installments adjusted at CDI. There are no statutory directors in this group, because they are parties to the identified collective plan.

13.4.i. Criteria to determine the purchase price or exercise

13.4.i.1. Local Plans

         SOP IPO

The exercise price of the options, to be paid by participants for the subscription of Units, was BRL 23.50.

         PSP

Not applicable, because the strike price was the market value on the date of exercise thereof.

            SOP for delivery in 2014

         The issued options have option price of BRL 12.7234 per Unit.

            SOP 2013

         The issued options have strike price of BRL 12.8423 per Unit.

         PSP 2013

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.i.2. Global Plans

Not applicable, because the exercise price was the market value on the date of exercise thereof.

13.4.i.3. Deferral Plan (Cycles 1, 2, 3, 4, 5 and 6)

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.j. Criteria for determining the exercise period

13.4.j.1. Local Plans

        SOP IPO

The Plan had a term of three (3) years, including three (3) financial years, promoting a commitment of the Executive Board with the long-term results. The exercise period spans over two (2) years after the exercise of the options.

        PSP

The cycles had duration of three (3) years, including three (3) financial years, promoting a commitment of members of the Executive Board with long-term results.

        SOP for delivery in 2014

The Plan had a term of three (3) years, promoting a commitment of the Executive Board with the long-term results. The period for the exercise is from June 30, 2014 until June 30, 2016.

          SOP 2013

The cycle has duration of three (3) years, promoting a commitment of Executive Officers with long-term results. The period for the exercise is from June 30, 2016 until June 30, 2018.

        PSP 2013

The cycle has a term of three (3) years, including three (3) financial years, promoting a commitment of the members of the Executive Board with the long-term results.

13.4.j.2. Global Plans

The cycles have duration of three (3) years, including three (3) financial years, promoting a commitment of the Executive Board with the long-term results.

13.4.j.3. Deferral Plan

Deferral – Cycles 1, 2, 3, 4, 5 and 6

The total number of shares referenced will be settled in three (3) installments and allocated equally to the three fiscal years subsequent to the base year.

13.4.k. Type of settlement

13.4.k.1. Local Plans

          SOP IPO: in Units

          PSP: 50% gratuity on paycheck and 50% in Units

          SOP for delivery in 2014: in Units

          PSP 2013: in Units

          SOP 2013: in Units

13.4.k.2. Global Plans

Gratuity in paycheck for compulsory purchase of shares.

13.4.k.3. Deferral Plans

Cycle 1: Gratuity in paycheck

Cycles 2, 3, 4, 5 and 6: Made directly in Units (deferred installment in Units).

13.4.l. Restrictions on transfer of shares

13.4.l.1. Local Plans

        SOP IPO

The equivalent of one third of the Units resulting from the exercise of options exercisable could not be sold by the participant during the period of one (1) year from the date of acquisition of each Unit.

        PSP

        The amount of the Units comprising 50% of net investment under this plan may not be sold by the participant during the period of one (1) year from the date of purchase.

        SOP for delivery in 2014

The equivalent of forty percent (40%) of the Investment Units of Participant, or if the Company’s CEO, fifty percent (50%) (“Restricted Percentage”), cannot be sold during the following periods described (“Lock up Period”):

•         One third (1/3) of the Restricted Percentage for a period of two (2) years from the date of acquisition of each Unit;

•         One third (1/3) of the Restricted Percentage for a period of three (3) years from the date of acquisition of each Unit; and

•         One third (1/3) of the Restricted Percentage for a period of four (4) years from the date of acquisition of each Unit.

          SOP 2013

The equivalent of 40% of the Units resulting from Bonus (“Restricted Percentage”) of each Participant and 50% (in the case of the Chief Executive Officer), cannot be sold during the following periods (“Lockup Period”), including in case of termination of agreement:

•         One third (1/3) of the Restricted Percentage for a period of two (2) years from the date of receipt of each Unit;

•         One third (1/3) of the Restricted Percentage for a period of three (3) years from the date of receipt of each Unit; and

•         One third (1/3) of the Restricted Percentage for a period of four (4) years from the date of receipt of each Unit.

13.4.l.2. Global Plans

In the Global Plan – ILP CRDIV, there is a restriction on the transfer of shares for 1 year after they are received. For the other global plans, there is no restriction on the transfer of shares after they are received.

13.4.l.3. Deferral Plan

Deferral – Cycle 1

Not applicable, since the plan provides for the gratification solely in cash.

Deferral – Cycles 2, 3, 4, 5 and 6

Administrators who belong to the Collective Identified Plan mentioned earlier, may not dispose of the Units received in this plan during the period of one (1) year from the date of receipt of each batch of Units.

13.4.m. Criteria and events that, when checked, will cause the suspension, amendment or termination of the plan

13.4.m.1. Local Plans

        SOP IPO, PSP, SOP for delivery in 2014, SOP 2013 and PSP 2013

Any significant legal changes to the regulation of corporations and/or tax effects applicable to the Company and the participants can lead to partial or full revision of the plan, or even suspension or termination, at the discretion of the Board of Directors. Additionally, in the SOP, SOP for delivery in 2014 and SOP 2013 plans, in the case of direct or indirect sale by the controlling shareholders, either through a single transaction or a series of transactions, of the number of shares involving a change of control in the Company, the Board of Directors may, in its sole discretion, approve the options to be released to be exercised in whole or in part by the participant. The Board of Directors may establish special rules that allow the shares object of the options to be sold in the public offering.

13.4.m.2. Global Plans

Changes in the plan may be for legal or regulatory reasons.

13.4.m.3. Deferral Plan

The plans may be terminated, suspended or amended at any time by the Board of Directors, and in the case of suspension or termination, the rights of participants who already have installments of the bonus in reference in Units receivable should be respected, under the following provisions:

•         To preserve the plan’s objectives, the total quantity of Units shall be adjusted for more or less in the event of: split, reverse split of shares, or gratuity of shares, merger, incorporation, spin off, other procedures of similar nature and of relevance;

•         The Human Resources Department, under the supervision of the Executive Committee, will execute those quantitative adjustments using the methods adopted by BM&FBOVESPA to make similar adjustments in its stock markets.

Deferral – Cycles 1, 2, 3 and 4

The Board of Directors of the Company may establish partial payment or non-payment of the plan, if verified the following assumptions:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the Participant, including, but not limited to risk management policies;

•         Substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

•         Significant variations in capital base of the Company; or

•         Misrepresentation in risk management.

Deferral – Cycles 5 and 6

The plan is subject to ‘Malus’, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may approve reduction up to 100% of the value of each participant in the following cases:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•         Substantial change in the financial condition of Santander Brazil, as opined by external auditors, except as a result of changes in accounting standards; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group; or

•         Significant variations in capital base of the Company or qualitative risk assessment of Santander Brazil; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group.

13.4.n. Effects of departure of the manager of the issuer on the rights under the share-based compensation plan

13.4.n.1. Local Plans

        SOP IPO, PSP, SOP for delivery in 2014, SOP 2013 and PSP 2013

The ILP Plan shall be terminated and the participant loses the right to participate in the ILP Plan in advance, so that he/she will have no right to receive options or shares if the participant resigns, renounces or leaves the Company by virtue of dismissal by just cause or removal from the position.

In case of termination by the participant via employment severance due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, by mutual agreement in the event that a participant does not have employment relationship or in case of retirement, the participant will receive, at the time payments are made to other participants in the cycle of the ILP Plan, the bonus amount proportional to the time spent participating in the ILP Plan, subject to the percentage of performance indicators.

In the event of death of the participant or in the case of permanent disability of the participant, the delivery of shares or options will be delivered together with the other participants in the ILP Plan cycle without applying the percentage of time spent participating in the applicable cycle plan but usually by applying the percentage of performance indicators. In the case of death, the delivery will be to the successors of the participant.

13.4.n.2. Global Plans

        In case of retirement, due to unfair dismissal, removal, permanent disability or death, the right to deliver the shares will remain as if none of the aforementioned conditions occurred, except for the following changes:

•         In case of death, entitlement passes on to the successors of the beneficiary;

•         The number of shares to be delivered will be the result of multiplying the maximum number of shares set by the quotient resulting from dividing the number of days from the date of launch of the plan and the date on which the death, retirement, pre-retirement, resignation, removal or other circumstance occurring that determines the application of this rule, both inclusive by the number of days of the plan.

•         In case of resignation by the participant, he/she is no longer entitled to the plan.

13.4.n.3. Deferral Plans

The plan’s effectiveness will be terminated in advance, legally, and the participant will forfeit the right to participate in the plan and to receive future installments in the event of termination by resignation, renouncement or dismissal by just cause under Article 482 of the Consolidation of Labor Laws or removal of statutory position via unilateral decision by the Company.

In case of termination of a participant on termination of the employment contract due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, due to retirement or in case of death, the participant will receive, at the time payments to other participants in the respective cycle, the value of the portion of the bonus Units referenced and applicable to that participant. In case of death, the delivery will be made to the successors of the participant. In the case of permanent disability of the participant, proven by two medical reports (public or private institution), the participant will receive, at the time of payments to other participants of the respective cycle, the value of the portion of the bonus in reference to the Units applicable to that participant.

In case of suspension of the employment contract by disease or accident at work, the participant will receive, at the time of making payments to other participants in the respective cycle, the value of the portion of the bonus referenced in Units applicable to that participant.

13.5.   In relation to stock-based compensation recognized in the outcome of the last 3 financial years and planned for the current fiscal year, the Board of Directors and the Statutory Board:

2016

2015

2014

 2013

122

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year:

On December 31, 2014, the officers participating in SOP for delivery in 2014 plan hold 532,147 outstanding options. These options on Units are executable on or before June 30, 2016 at the price of BRL 12.7234 per option.

13.7. In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years:

13.7.1. ILP Global Plan

The right to exercise options under Cycles 1 (PI09), 2 (PI10), 3 (PI11) and 4 (PI12) has already been used, as shown in the following tables:

The weighted average purchase price was BRL 23.7252 per share in PI09; BRL 19.46496 in PI10; BRL 16.704464 in PI11; and BRL 12.0634515 in PI12.

The aggregate amount of the difference from the purchase price to the market value of the purchased shares is not applicable here, because the value of the gratuity that is credited corresponds to the market value on the delivery date.

No delivery was made for Cycle 5 (PI13) or Cycle 6 (PI14) seeing as the performance goals attached to the Plans were not met.

13.7.2. Local Plan

The right to exercise options for Cycles 1, 2 and 3 – Local and SOP for Delivery in 2014 – has already been used as shown in the following tables:

Exercised Options - Fiscal Year Ended on 12/31/2013

	Board of Directors	Executive Board
	CYCLE 2 LOCAL	CYCLE 2 LOCAL
Number of Members	6	47
Number of Remunerated Members	6	47
Exercised Options		
Number of Shares	N/A*	
Average Weighed Price of the FY		
Difference Between Strike Price and Market Value of Shares in Relation to Exercised Options		
Shares Delivered		
Number of Shares Delivered	0	4.642
Average Weighed Price of Purchase	R$ 15,083	R$ 15,083
Difference Between Purchase Price and Market Price of Purchased Shares	-	-

* The Local plans grant shares, not call options.

Exercised Options - Fiscal Year Ended on 12/31/2014

	Board of Directors	Executive Board
	CYCLE 3 LOCAL	CYCLE 3 LOCAL
Number of Members	8	46
Number of Remunerated Members	8	46
Exercised Options		
Number of Shares	N/A*	
Average Weighed Price of the FY		
Difference Between Strike Price and Market Value of Shares in Relation to Exercised Options		
Shares Delivered		
Number of Shares Delivered	0	5.163
Average Weighed Price of Purchase	R$ 12,385	R$ 12,385
Difference Between Purchase Price and Market Price of Purchased Shares	R$ 3,02	R$ 3,02

* The Local plans grant shares, not call options.

Exercised Options - Fiscal Year Ended on 12/31/2015

	Board of Directors	Executive Board
	SOP Delivery 2014	SOP Delivery 2014
Number of Members	10	42,08
Number of Remunerated Members	5	42,08
Exercised Options	N/A	
Number of Shares		449.000
Average Weighed Price of the FY		12,7234
Difference Between Strike Price and Market Value of Shares in Relation to Exercised Options		2,89
Shares Delivered		
Number of Shares Delivered	0	164.091
Average Weighed Price of Purchase	R$ 12,7234	R$ 12,7234
Difference Between Purchase Price and Market Price of Purchased Shares	-	2,89

13.8.   Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method:

13.8.1. Global Plan

13.8.1.a Pricing model

The Monte Carlo pricing model was used to calculate the fair value. The Monte Carlo method (MMC) is a statistical method that simulates the price generation process based on the premise of risk neutrality.

13.8.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The strike price in all cycles and where the objectives established in the regulations are achieved, shall be the market price on the date of exercise.

	PI09	PI10	PI11	PI12	PI13	PI14
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual Remuneration from Dividends in the Past 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bill)
for the Plan’s Term	4,47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*)Calculated based on the historical volatility for the respective term (two or three years). For the ILP CRDIV Plan, the pricing parameters used were:

Premise	2 years	3 years	4 years
Future earning (per year)	11.1%	11.8%	9.5%
Volatility (per year)	32.7%	34.7%	36.9%
Risk Free Rate (per year)	1.7%	2.1%	2.5%
Compared price correlation	55%	55%	55%

13.8.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.8.1.d How expected volatility is determined

Estimated based on the historical volatility of the respective term.

13.8.1.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.8.2 Local Plan

13.8.2.1 SOP IPO

13.8.2.1.a Pricing Model

The binomial pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.8.2.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP Plan
Evaluation Method	Binomial
Volatility	57.37%
Dividends Rate	5.43%
Vesting Period	2.72 Years
“Average” Moment of Exercise	3.72 Years
Risk-Free Rate	11.18%
Occurrence Probability	43.11%
Fair Share Price	BRL 7.19

13.8.2.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.8.2.1.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.8.2.1.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.8.2.2 SOP for delivery in 2014

13.8.2.2.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.8.2.2.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP delivery 2014
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
“Average” Moment of Exercise	5 Years
Risk-Free Rate	10.50%
Occurrence Probability	71.26%
Fair Share Price	BRL 6.45

13.8.2.2.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.8.2.2.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.8.2.2.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.8.2.3 SOP 2013

13.8.2.3.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.8.2.3.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option’s validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP 2013
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
“Average” Moment of Exercise	5 Years
Risk-Free Rate	11.80%
Occurrence Probability	60.27%
Fair Share Price	BRL 5.96

13.8.2.3.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.8.2.3.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.8.2.3.e If any other characteristic of the option was incorporated in the fair value calculation

Not applicable to ILP Plans, as no other characteristic of the option was incorporated in the fair value calculation.

Not applicable to Deferment Plans, seeing as the purpose thereof is the payment, in Units, of part of the Variable Remuneration payable by the Company to the participants of the plan, under the provisions of the relevant remuneration policy.

13.9. Inform the number of shares or shares directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or units issued by the issuer, their direct or indirect controllers, their subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee.

Issuer: Banco Santander (Brasil) S.A.
Board of Directors
Derivative Securities	Characteristics of Securities	Quantity
Shares	ordinary shares	4.640
Shares	preferred shares	4.636
Shares	Units	621.765
BDR	BSAN	98.768

Issuer: Banco Santander (Brasil) S.A.
Executive Board
Derivative Securities	Characteristics of Securities	Quantity*
Shares	ordinary shares	12.617
Shares	preferred shares	12.619
Shares	Units	2.085.470
BDR	BSAN	100.583
Repurchase Debentures	SUDA15	1.188

Base-date: 31.12.2015

(*) considers persons treated

13.10. Pension Plans in force, granted to members of the board and statutory officers

The main pension plan in force in the Company is SantanderPrevi.

Membership to SantanderPrevi pension plan is optional and the monthly contribution on the part of the member is equivalent to 2% of their wage* (limited to 13 UPs = BRL 5,535.53), plus 2% to 9% (at choice) of their wage, minus 13 UPs.

This amount is added by a contribution value on the part of Santander Brazil (known as matching) varying from 100% to 150% over the years, as shown in the following table.

(*)The period of time started being counted in the standardization of the benefits policies of Santander Brazil as of June, 2009.

The following table details the amounts contributed to SantanderPrevi pension plan and supplementary plans in 2015.

                                                                           Amounts in BRL

	Board of Directors	Statutory Board
Number of Members	0	34
Plan's name	SantanderPrevi Pension Plan	SantanderPrevi Pension Plan
Number of officers that meet the conditions to retire	not applicable	not applicable
Conditions for early retirement	not applicable	not applicable
Corrected accrued amount from accrued contributions until the closing of the last fiscal year, deducting installment related to contributions made directly by officers	0	23,278,446
Total accrued amount from contributions made during the last fiscal year, deducting installment related to contributions made directly by officers	0	3,536,954
Possibility of early redemption and conditions	not applicable	not applicable

The accrued amount on December 31, 2015 encompasses the balance of the values contributed, even if redeemed on or before the specified date.

37 members of the corporate bodies are participants of SantanderPrevi pension plan, with such matching rates as specified above, meaning that the matching corresponds to the rules of the plan. The contribution value in 2015 amounted to BRL 3,536,953.88

13.11 – Maximum, minimum and medium individual remuneration of the Board of Directors, the Statutory Board and the Audit Committee

Justification for not filling this frame:

Item not disclosed because of injunction granted by Justice of the 5th Federal Court of Rio de Janeiro, in records of case #2010.510102888-5.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

There are no contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement.

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, statutory board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue

In the year 2013, no payments were made to members of the Board of Directors or the Executive Board who are related parties to the Controlling Shareholder.

In the year 2014, no payments were made to members of the Board of Directors or the Executive Board who are related parties to the Controlling Shareholder.

In the year 2015, no payments were made to members of the Board of Directors or the Executive Board who are related parties to the Controlling Shareholder.

13.14 In relation to the last 3 fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable given that there are no such values recognized in Santander Brazil’s income.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

The members of the Board of Directors who perform executive functions in Santander Spain, as well as our directors and officers, do not receive remuneration abroad for the functions performed in Brazil.

In the year 2013, four (4) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of EUR 7,206,842 for their functions.

In the year 2014, three (3) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of EUR 5,777,569 for their functions.

In the year 2014, three (3) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of EUR 20,908,556 for their functions.

Fiscal Year -2013
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 7,206,842	0	0	EUR 7,206,842
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year -2014
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 5,777,569	0	0	EUR 5,777,569
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year -2015
	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect controllers	EUR 20,908,556	0	0	EUR 20,908,556
Controlled by issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

Any and all relevant information about the remuneration policies and the remuneration to the officers of the Company are duly provided in the former items.

EXHIBIT IV – Related Documents and Links

All documents mentioned herein may be found in the websites mentioned below. Additionally, each website includes, specifically, the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices, resumes of the other members of the Board of Directors.

▪    www.cvm.gov.br: Corporate Law, CVM Instructions 480, 481 and 552.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 20, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer